Exhibit 99.1

Lima, Peru, August 08th, 2018 – Credicorp (NYSE: BAP) announced its unaudited results for the second quarter of 2018. These results are consolidated according to IFRS in Soles.

Second Quarter Results 2018

In 2Q18, Credicorp reported net income of S/ 977.8 million, which translated into an ROAE and ROAA of 18.1% and 2.3%, respectively. This level of net income represented a contraction of -5.8% QoQ and an increase of +6.3% YoY. Although the business dynamic continued to improve, as is evident in our main indicators, market volatility affected the value of investments and led to a QoQ contraction of approximately S/ 101.2 million in net gain on sales of securities. In Year-to-date (YTD) terms, net income at Credicorp totaled S/ 2,015.6 million, which represented an increase of +11.4% compared to 1H17’s level. These results translated into an ROAE and ROAA of 18.5% and 2.4%, respectively, which topped the 17.9% and 2.3% registered in 1H17.

The results in 2Q18 show:

• A slight QoQ contraction in interest-earning assets (IEAs), which was due primarily to a decrease in investments. Nevertheless, loans, the most profitable asset, continued to post improvements that led to growth of +2.2% QoQ and +9.7% YoY in quarter-end balances, and an increase of +2.4% QoQ and +9.2% YoY in average daily balances. Loan growth was led by Wholesale Banking, followed by Retail Banking, Mibanco and BCP Bolivia. In this context, average daily loan balances posted a +6.8% increase in 1H18 with respect to the average daily loan volume registered for the full year 2017, which represents an important improvement in the pace of loan expansion, in line with expectations.

• Total funding fell QoQ, which reflects the on-going reduction in BCRP instruments and, to a lesser extent, the slight contraction in total deposits in LC. Deposits continued to be Credicorp’s main funding source. In the YoY analysis, deposits reported the highest growth rate per funding source thus representing the most important source to replace BCRP instruments as they reach due date. All of the aforementioned had a positive impact on Credicorp’s funding cost, which has remained relatively stable since 2016 (+6 bps QoQ; -5 bps YoY; and -9 bps in YTD terms) despite a scenario marked by increases in international rates.

• All of the aforementioned was reflected in net interest income (NII), which grew +0.9 QoQ and +4.8% YoY. In this context, improvements in loan growth and the relative stability of the funding cost offset the decrease in interest income and dividends on investments. Accordingly, the net interest margin (NIM) recovered slightly, +13 bps QoQ and +3 bps YoY, which attenuated the contraction posted last quarter. All of the aforementioned led NIM to fall only -12 bps in 1H18 with regard to the level posted in 1H17.

• The improvement in risk quality of the loan book continued to be reflected in Credicorp’s cost of risk, which fell QoQ and YoY to situate at 1.22%. This level is similar to the level reported in 2010, when the loan mix registered a higher share of Wholesale Banking loans than today’s level, and prior to the acquisition of Mibanco. The continuous reduction in the cost of risk continues to be attributable to the improvement in the risk quality of the SME-Pyme, Mibanco, Consumer and Credit Card segments over the last three years; this is captured in advance by the forward-looking expected loss nature of the IFRS9 methodology. The YTD results show a level of cost of risk at 1.33%, 74 bps below the level posted in 1H17.

• The significant and on-going improvement in the risk quality, coupled with the stability of NIM, translated into an increase of +26 bps QoQ and +39 bps YoY in risk-adjusted NIM. As such, 1H18 posted significant recovery of +31 bps in the risk-adjusted NIM.

• Although non-financial income contracted QoQ and YoY due to the stop-loss registered on sales of securities, it is important to note the QoQ and YoY growth posted by fee income (+2.3% QoQ +6.2% YoY) and gains on foreign exchange transactions (+11.3% QoQ and +12.7% YoY), which represent the core items of non-financial income. The former increased due to the expansion of volumes in items such as drafts and transfers, payments and collections, and foreign trade. Growth in gains on FX transactions was also attributable to the increase in trade volumes in an environment of low volatility in the exchange rate. YTD, total non-financial income grew +2.2% in 1H18, which was also mainly due to the increase in fee income and in gains on FX transactions.

• The insurance underwriting result fell -2.9% QoQ due to an increase in the net loss ratio and a decrease in the net earned premium for life insurance, which was mitigated by an improvement in the performance of property and casualty lines. In the YoY analysis, the underwriting result dropped -11.0% due to increases in the net loss ratio, commissions, and underwriting expenses in Property & Casualty and Life insurance.

• The efficiency ratio increased +110 bps QoQ, which reflects the seasonality seen every 1Q when the ratio hits its yearly low. The YoY evolution, however, reveals relative stability (+10 bps) despite +6.3% YoY growth in operating expenses due to an improvement in operating income generation, which expanded +6.2% YoY increase in operating income. YTD, the efficiency ratio posted a deterioration of 50 bps in 1H18, which was primarily due to an increase in the acquisition cost of the insurance underwriting result.

Table of Contents

Credicorp (NYSE: BAP): Second Quarter Results 2018		3
Financial Overview		3
1.	Interest-earning assets (IEA)	5
1.1. Evolution of IEA		5
1.2. Credicorp Loans		6
1.2.1. Loan evolution by business segment		6
1.2.2. Evolution of the level of dollarization by segment		9
1.2.3. Evolution of the level of dollarization by segment		9
1.2.4. BCRP de-dollarization plan at BCP Stand-alone		10
1.2.5. Market share in loans		11
2.	Funding Sources	12
2.1. Funding Structure		12
2.2. Deposits		13
2.2.1. Deposits: dollarization level		14
2.2.2. Market share in Deposits		15
2.3. Other funding sources		15
2.4. Loan / Deposit (L/D)		16
2.5. Funding Cost		17
3.	Portfolio quality and Provisions for loan losses	18
3.1. Provisions for loan losses		19
3.2. Portfolio Quality		19
3.2.1. Delinquency indicators by business line		20
4.	Net Interest Income (NII)	25
4.1. Interest Income		25
4.2. Interest Expenses		26
4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM		27
5.	Non-Financial Income	30
5.1. Fee Income		31
5.1.1. By subsidiary		31
5.1.2. Banking Business		32
6.	Insurance Underwriting Result	34
6.1. Net earned premiums		35
6.2. Net claims		36
6.3. Acquisition cost		36
7.	Operating Expenses and Efficiency	38
7.1. Credicorp’s Administrative, General and Tax Expenses		39
7.2. Operating Expenses / Total Average Assets Ratio		39
7.3. Efficiency Ratio		40
8.	Regulatory Capital	42
8.1. Regulatory Capital – BAP		42
8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP		43
9.	Banking business’s Distribution channels	45
10.	Economic Perspectives	48
10.1. Peru Economic Forecasts		48
10.2. Main Economic Variables		49
11.	Appendix	53
11.1. Credicorp		53
11.2. BCP Consolidated		55
11.3. Mibanco		58
11.4. BCP Bolivia		59
11.5. Credicorp Capital		60
11.6. Atlantic Security Bank		61
11.7. Grupo Pacifico		63
11.8. Prima AFP		65
11.9. Table of calculations		66
11.10. Disclosure about the impact of IFRS 9		67

Credicorp (NYSE: BAP): Second Quarter Results 2018

Financial Overview

Credicorp Ltd.	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun18 / Jun17
Net interest income *	1,967,912	2,043,687	2,062,818	0.9%	4.8%	3,980,998	4,106,505	3.2%
Provision for loan losses, net of recoveries	(433,219)	(371,024)	(313,172)	-15.6%	-27.7%	(969,713)	(684,196)	-29.4%
Net interest income after provisions	1,534,693	1,672,663	1,749,646	4.6%	14.0%	3,011,285	3,422,309	13.6%
Non-financial income *	1,058,753	1,101,216	1,048,050	-4.8%	-1.0%	2,102,287	2,149,266	2.2%
Insurance services underwriting result	126,445	115,909	112,559	-2.9%	-11.0%	248,724	228,468	-8.1%
Total expenses	(1,453,187)	(1,439,744)	(1,523,840)	5.8%	4.9%	(2,860,298)	(2,963,584)	3.6%
Operating income	1,266,704	1,450,044	1,386,415	-4.4%	9.5%	2,501,998	2,836,459	13.4%
Income taxes	(324,771)	(385,392)	(388,011)	0.7%	19.5%	(650,439)	(773,403)	18.9%
Net income	941,933	1,064,652	998,404	-6.2%	6.0%	1,851,559	2,063,056	11.4%
Non-controlling interest	21,713	26,844	20,566	-23.4%	-5.3%	41,764	47,410	13.5%
Net income attributed to Credicorp	920,220	1,037,808	977,838	-5.8%	6.3%	1,809,795	2,015,646	11.4%
Net income / share (S/)	11.54	13.01	12.26	-5.8%	6.3%	22.69	25.27	11.4%
Total loans	93,670,216	100,570,511	102,766,633	2.2%	9.7%	93,670,216	102,766,633	9.7%
Deposits and obligations	92,039,132	98,193,105	97,544,235	-0.7%	6.0%	92,039,132	97,544,235	6.0%
Net equity	20,802,017	21,312,210	21,889,218	2.7%	5.2%	20,802,017	21,889,218	5.2%
Profitability
Net interest margin *	5.25%	5.15%	5.28%	13 bps	3 bps	5.35%	5.23%	-12 bps
Risk adjusted Net interest margin *	4.09%	4.22%	4.48%	26 bps	39 bps	4.05%	4.36%	31 bps
Funding cost * (1)	2.37%	2.26%	2.32%	6 bps	-5 bps	2.38%	2.29%	-9 bps
ROAE	18.2%	19.3%	18.1%	-120 bps	-10 bps	17.9%	18.5%	60 bps
ROAA	2.3%	2.4%	2.3%	-10 bps	0 bps	2.3%	2.4%	10 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.25%	2.19%	2.25%	6 bps	0 bps	2.25%	2.25%	0 bps
Internal overdue ratio (2)	2.93%	2.98%	3.03%	5 bps	10 bps	2.93%	3.03%	10 bps
NPL ratio (3)	3.92%	3.88%	4.09%	21 bps	17 bps	3.92%	4.09%	17 bps
Cost of risk (4)	1.85%	1.48%	1.22%	-26 bps	-63 bps	2.07%	1.33%	-74 bps
Coverage of internal overdue loans	157.3%	160.4%	154.8%	-560 bps	-250 bps	157.3%	154.8%	-250 bps
Coverage of NPLs	117.7%	123.0%	114.8%	-820 bps	-290 bps	117.7%	114.8%	-290 bps
Operating efficiency
Efficiency ratio * (5)	43.8%	42.8%	43.9%	110 bps	10 bps	42.8%	43.3%	50 bps
Operating expenses / Total average assets	3.63%	3.49%	3.69%	20 bps	6 bps	3.62%	3.61%	0 bps
Insurance ratios
Combined ratio of P&C (6)(7)	97.7%	105.1%	102.7%	-240 bps	500 bps	97.0%	103.9%	690 bps
Loss ratio (7)	59.1%	57.6%	58.7%	110 bps	-40 bps	59.5%	58.1%	-140 bps
Underwriting result / net earned premiums (7)	10.5%	8.5%	7.1%	-140 bps	-340 bps	10.5%	7.8%	-270 bps
Capital adequacy - BCP Stand-alone (8)
BIS ratio (9)	16.71%	15.91%	15.07%	-84 bps	-164 bps	16.71%	15.07%	-164 bps
Tier 1 Ratio (10)	11.75%	11.75%	11.09%	-66 bps	-66 bps	11.75%	11.09%	-66 bps
Common equity tier 1 ratio (11)	11.54%	11.22%	11.11%	-11 bps	-43 bps	11.54%	11.11%	-43 bps
Employees	33,343	33,445	33,447	0.0%	0.3%	33,343	33,447	0.3%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange.

(1) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(2) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans.

(3) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned].

(6) Combined ratio= (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(7) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(8) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(12) These shares are held by Atlantic Security Holding Corporation (ASHC).

3

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Banco de Credito BCP (1)	721,572	860,241	827,596	-3.8%	14.7%	1,413,735	1,687,837	19.4%
Mibanco (2)	83,487	120,811	122,151	1.1%	46.3%	147,245	242,962	65.0%
BCB	26,670	18,480	21,544	16.6%	-19.2%	46,264	40,024	-13.5%
Grupo Pacifico (3)	77,791	77,295	69,075	-10.6%	-11.2%	157,981	146,370	-7.3%
Prima AFP	38,545	35,257	32,382	-8.2%	-16.0%	80,256	67,639	-15.7%
Credicorp Capital	26,486	21,074	11,128	-47.2%	-58.0%	41,000	32,202	-21.5%
Atlantic Security Bank	43,344	30,699	29,106	-5.2%	-32.8%	83,664	59,805	-28.5%
Others (4)	(14,188)	(5,238)	(12,993)	148.1%	-8.4%	(13,105)	(18,231)	39.1%
Net income attributed to Credicorp	920,220	1,037,808	977,838	-5.8%	6.3%	1,809,795	2,015,646	11.4%

* Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 97.73% of Mibanco (directly and indirectly).

(3) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(4) Includes Grupo Credito (excluding its share in subsidiaries listed in the table), Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			YTD
ROAE	2Q17	1Q18	2Q18	Jun 17	Jun 18
Banco de Credito BCP (1)	21.5%	23.0%	22.2%	20.5%	22.0%
M ibanco (2)	23.8%	28.7%	27.9%	19.6%	27.9%
BCB	17.9%	11.8%	13.9%	15.0%	12.6%
Grupo Pacífico (3)	13.9%	11.2%	10.7%	13.9%	11.0%
Prima	30.2%	24.3%	23.0%	28.1%	22.5%
Credicorp Capital	13.4%	11.1%	6.1%	10.5%	8.6%
Atlantic Security Bank	22.4%	15.4%	16.1%	20.1%	14.9%
Credicorp	18.2%	19.3%	18.1%	17.9%	18.5%

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 21.6% in 2Q17, 26.5% in 1Q18 and 25.8% in 2Q18. YTD was 17.3% for June 2017 and 25.8% for June 2018.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 17.4% in 2Q17, 15.1% in 1Q18 and 14.5% in 2Q18. As of YTD, was 16.8% for June 2017 and 14.8% for June 2018.

4

1.	Interest-earning assets (IEA)

As of June 2018, IEAs reported a slight contraction QoQ due to a reduction in investments. Nevertheless, loan growth accelerated, which is reflected in a QoQ expansion of +2.2% in quarter-end balances and +2.4% in average daily balances. The YoY evolution, which eliminates the seasonal effects on loans, revealed significant growth of +9.7% in quarter-end balances and +9.2% in average daily balances. The improvement posted in loan growth was visible across most of the business segments but was led by Corporate Banking QoQ and Middle-Market Banking YoY.

Interest earning assets	As of			% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Cash and due from banks	25,361,757	22,290,932	19,385,506	-13.0%	-23.6%
Interbank funds	227,212	72,611	172,607	137.7%	-24.0%
Total investments	31,790,119	35,062,878	32,434,819	-7.5%	2.0%
Total loans (1)	93,670,216	100,570,511	102,766,633	2.2%	9.7%
Total interest earning assets	151,049,304	157,996,932	154,759,565	-2.0%	2.5%

(1) Quarter-end balance.

Total Investments (2)	As of			% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Fair value through profit or loss investments	4,686,995	8,312,081	4,986,068	-40.0%	6.4%
Fair value through other comprehensive income investments	22,016,939	22,673,306	23,291,981	2.7%	5.8%
Amortized cost investments	5,086,185	4,077,491	4,156,770	1.9%	-18.3%
Total investments	31,790,119	35,062,878	32,434,819	-7.5%	2.0%

(2) The names mandated by the IFRS9 norm are used in this chart. The former names, in the order presented in this chart, are: Trading securities, Investments available for sale and Investments held to maturity.

1.1. Evolution of IEA

Total loans

Total loans measured in quarter-end balances posted slightly higher growth, leading to a QoQ increase of 2.2%. This growth rate outpaced the expansion reported last quarter (0.1%). In this context, and considering the drop in total investments, loans increased their share in IEA, which was situated at 66.4% in 2Q18 vs. 63.7% in 1Q18.

The QoQ increase in loans at Credicorp was due primarily to:

(i)	Expansion in Wholesale Banking loans, led by Corporate Banking;

(ii)	Loan growth in the Mortgage segment, and;

(iii)	Loan growth in the BCP Bolivia and Mibanco subsidiaries.

The YoY evolution also reflected acceleration in loan growth, which rose +9.7% and outpaced the expansion posted last quarter (+8.8%). It is important to note that significant growth was visible in all business segments and subsidiaries, with the exception of a slight contraction in loans at ASB.

Investments

The drop in Total Investments QoQ mainly reflects the sale of fair value through profit or loss investments (formerly trading securities) mainly due to sales of CDs from BCRP and to a lesser degree, due to the sale of Peruvian Government Bonds and bonds from other countries with investment grade. The aforementioned was generated in a context where Mark-to-Market of investments dropped significantly due to increases in global interest rates.

5

Other IEA

Available funds fell -13.0% QoQ and -23.6% YoY due to a decrease in quarter-end balances in the available funds restricted with BCRP that are required for BCRP instruments on the funding side. This was in line with a drop in volumes of BCRP instruments for funding as these reached due date, thus releasing restricted available funds with BCRP.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances. These balances reflect trends or variations to a different degree than quarter-end balances, which may include pre-payments or loans made at the end of the quarter, which affect average daily balances less than quarter-end balances.

Overall, average daily loan balances posted, for a second consecutive quarter, an acceleration in loan growth rates both in QoQ and YoY terms. This was attributable to the loan expansion achieved in Wholesale Banking, and to a lesser extent due to an improvement in the pace of growth in Retail Banking, Mibanco and BCP Bolivia.

In terms of the portfolio mix, there was a slight change at BCP Stand-alone, where Wholesale Banking loans increased their share of total loans QoQ and YoY. This had a negative impact on the Net Interest Margin (NIM), as we will explain later in the report.

Loan evolution measured in average daily balances by segment(1)

	TOTAL LOANS Expressed in million S/			% change		% Part. in total loans
	2Q17	1Q18	2Q18	QoQ	YoY	2Q17	2Q18
BCP Stand-alone	76,915	82,078	84,099	2.5%	9.3%	81.7%	81.8%
Wholesale Banking	40,709	43,661	44,898	2.8%	10.3%	43.2%	43.7%
Corporate	26,684	27,607	28,505	3.3%	6.8%	28.3%	27.7%
Middle - Market	14,026	16,054	16,393	2.1%	16.9%	14.9%	15.9%
Retail Banking	36,206	38,416	39,202	2.0%	8.3%	38.5%	38.1%
SME - Business	4,819	5,070	5,286	4.2%	9.7%	5.1%	5.1%
SME - Pyme	7,922	8,631	8,645	0.2%	9.1%	8.4%	8.4%
Mortgage	12,681	13,312	13,721	3.1%	8.2%	13.5%	13.3%
Consumer	6,502	6,970	7,123	2.2%	9.6%	6.9%	6.9%
Credit Card	4,283	4,433	4,428	-0.1%	3.4%	4.5%	4.3%
Mibanco	8,689	9,366	9,553	2.0%	9.9%	9.2%	9.3%
Bolivia	5,716	6,256	6,554	4.8%	14.7%	6.1%	6.4%
ASB	2,816	2,710	2,576	-4.9%	-8.5%	3.0%	2.5%
BAP's total loans	94,136	100,409	102,782	2.4%	9.2%	100.0%	100.0%

Highest growth in volumes Largest contraction in volumes

(1) Figures differ from previously reported due to the elimination of the “Others” segment (work-out unit). Loans from said segment have been distributed among the other segments accordingly.

6

Loan Growth QoQ in Average Daily Balances

Expressed in million of S/

In the analysis by segment, QoQ expansion in loans measured in average daily balances reflects:

(i)	Loan expansion in Wholesale Banking, both in the sub-segment of Corporate Banking (+3.3% QoQ) and in Middle-Market Banking (2.1% QoQ). In Corporate Banking, growth was due to expansion in loans for working capital and foreign trade while in Middle-Market Banking, expansion was attributable to long-term loans and to foreign trade.

(ii)	Loan growth in the Mortgage and SME-Business segments within Retail Banking.

(iii)	The increase in loans at BCP Bolivia, which posted growth of +4.8% QoQ in 2Q18. This evolution was attributable to growth in Middle-Market Banking, Mortgage (regulated portfolio) and in Corporate Banking.

(iv)	The increase in Mibanco loans was in line with an improvement in the productivity of the sales force, which has allowed us to continue rolling out a strategy based on financial inclusion (new clients in the System) and on accompanying our clients’ growth.

Loan Growth YoY in Average Daily Balances

Expressed in million of S/

7

An analysis of YoY growth by segment measured in average daily balances reveals:

(i)	Loan expansion in Wholesale Banking, both in the Middle-Market sub-segment (+16.9% YoY) and in Corporate Banking (6.8% YoY). In Middle-Market Banking, growth was due to an increase in long-term loans and loans for working capital while in Corporate Banking, expansion was attributable to growth in loans for working capital and foreign trade. The expansion seen in these segments was due, in part, to the first fishing campaign in 2018, which generated a significant increase in capture volumes compared to the level posted by the first fishing campaign in 2017.

(ii)	Loan growth in the Mortgage, SME-Pyme and Consumer segments in Retail Banking.

(iii)	The expansion in Mibanco loan book, in line with on-going improvement in the productivity of the sales force.

(iv)	Loan growth at BCP Bolivia, which was up +14.7% YoY in 2Q18. This evolution was attributable to loan expansion in the Corporate Banking, Mortgage (regulated portfolio) and Middle-Market Banking loans.

Year-to-date growth in average daily balances per segment

Expressed in million of S/

Finally, the level of average daily loan balances in the first half of 2018 registered an increase of 6.8% with regard to the average daily balance of the full year 2017. This expansion was due primarily to growth in Middle-Market and Corporate Banking loans and to a lesser extent, to increases in loans in the Mortgage, Mibanco and BCP Bolivia segments.

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1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances(1)

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by
	Expressed in million S/					Expressed in million US$					currency 2Q18
	2Q17	1Q18	2Q18	QoQ	YoY	2Q17	1Q18	2Q18	QoQ	YoY	LC	FC
BCP Stand-alone	46,871	50,401	51,227	1.6%	9.3%	9,227	9,794	10,069	2.8%	9.1%	60.9%	39.1%
Wholesale Banking	18,270	19,761	19,869	0.5%	8.8%	6,892	7,390	7,666	3.7%	11.2%	44.3%	55.7%
Corporate	11,509	11,951	11,989	0.3%	4.2%	4,660	4,841	5,059	4.5%	8.6%	42.1%	57.9%
Middle-Market	6,761	7,810	7,880	0.9%	16.6%	2,231	2,549	2,607	2.3%	16.9%	48.1%	51.9%
Retail Banking	28,601	30,640	31,358	2.3%	9.6%	2,336	2,404	2,402	-0.1%	2.9%	80.0%	20.0%
SME - Business	2,304	2,317	2,383	2.8%	3.4%	772	851	889	4.4%	15.1%	45.1%	54.9%
SME - Pyme	7,599	8,343	8,375	0.4%	10.2%	99	89	83	-7.2%	-16.6%	96.9%	3.1%
Mortgage	9,460	10,365	10,836	4.5%	14.5%	989	911	884	-3.0%	-10.7%	79.0%	21.0%
Consumer	5,471	5,772	5,963	3.3%	9.0%	317	370	355	-4.0%	12.2%	83.7%	16.3%
Credit Card	3,766	3,843	3,801	-1.1%	0.9%	159	183	192	5.1%	20.9%	85.8%	14.2%
Mibanco	8,189	8,847	9,016	1.9%	10.1%	153	160	164	2.6%	7.1%	94.4%	5.6%
Bolivia	-	-	-	-	-	1,756	1,934	2,008	3.8%	14.4%	-	100.0%
ASB	-	-	-	-	-	865	838	789	-5.8%	-8.7%	-	100.0%
Total loans	55,060	59,248	60,243	1.7%	9.4%	12,001	12,726	13,030	2.4%	8.6%	58.6%	41.4%

Highest growth in volumes Largest contraction in volumes

(1) Figures differ from previously reported due to the elimination of the “Others” segment (work-out unit). Loans from said segment have been distributed among the other segments accordingly.

In the analysis of loan growth by currency, the expansion posted QoQ and YoY is explained by growth in both the LC portfolio (+1.7% QoQ and +9.4% YoY) and the FC portfolio (+2.4% QoQ and +8.6% YoY).

1.2.3. Evolution of the level of dollarization by segment

YoY evolution of the level of dollarization by segment (1)(2)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only BCP Stand-alone and Mibanco’s loan books.

At BCP Stand-alone, the loan-dollarization level remained relatively stable YoY. However, the analysis by business segments shows a reduction in the dollarization level in the Mortgage and SME-Pyme segments. The dedollarization in the mortgage segment was due to the decreasing interest rate differential between new disbursements in LC and FC loans, which was attributable to the downward and stable trend for LC and FC rates, respectively. Conversely, Wholesale Banking, SME-Business and Credit card segments posted a slight increase in their dollarization levels. In the case of Wholesale Banking, loan growth in FC is explained mainly by financing for the first fishing campaign.

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It is important to highlight that, as shown in the graph below, the percentage of the loan portfolio that is highly exposed to FX risk on credit risk remains relatively stable at a level close to 0%.

FX risk on credit risk – BCP Stand-alone

1.2.4. BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Program to reduce the dollarization level of the loan book in the Peruvian Banking System. As part of this Program, BCRP set some targets to reduce the loan balance in US Dollars progressively at the end of June 2015, December 2015, December 2016, December 2017 and December 2018. The balances that are subject to reduction targets are the total FC portfolio with some exceptions and the balance of the joint mortgage and car loan portfolio. The balance required at the end of December 2018 is as follows:

(i)	For the total portfolio in FC, the goal set for 2017 will continue to apply. In this context, the balance at the end of December 2018 must represent no more than 80% of the total loan balance in FC reported at the end of September 2013 (excluding loans that meet certain requirements.)

At the end of June 2018, BCP Stand-alone already registered a compliance level of 97% with regard to the goal set by BCRP for December 2018.

(ii)	For the Mortgage and Car portfolio in FC, the goal set for 2017 will continue to apply until November 2018. In December, a 10% adjustment will be made. The goal will be adjusted by 10% every year to reach a minimum of 5% of net equity. The balance at the end of December 2018 must represent no more than 60% of the balance registered at the end of February 2013.

At the end of June 2018, BCP Stand-alone posted a compliance level with BCRP’s de-dollarization target of 101%.

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1.2.5. Market share in loans

Market share in Peru

(1) Wholesale Banking market shares are different that previously reported because loans from COFIDE are now included in the denominator.

(2) Mortgage segment includes Mibanco's market share of 1.1% as of May 2018 and March 2018, and of 1.0% as of June 2017.

(3) Consumer segment includes Mibanco's market share of 1.6% as of May 2018, 1.7% as of March 2018, and 2.1% as of June 2017.

(4) Market Shares for Corporate, Middle-market and SME-Business are as of June 2018.

At the end of May 2018, BCP Stand-alone continued to lead the market with a market share (MS) of 29.3%, which was significantly higher than the level posted by its closest competitor. This level is very similar to that obtained in 1Q18 (29.3%) and in 2Q17 (28.8%).

Corporate Banking reported a decrease of -220 bps in its MS QoQ, while Middle-market Banking increased its MS in +80 bps. In the YoY evolution, Corporate Banking reported a reduction of -30 bps in its MS while Middle Market Banking posted an increase of +220 bps. It is important to mention that both segments continue to lead in their respective markets.

In Retail Banking, BCP reported a relatively stable market share and continued to lead in virtually all of its segments, with the exception of SME-Business. In this segment, BCP is situated in second place but is focused on growing its market share, as is evident in a YoY expansion of +180 bps.

Mibanco reported a MS in the SME segment that topped 2017’s level by +70 bps, situating at 23.2%.

Finally, BCP Bolivia’s market grew +10 bps QoQ and +30 bps YoY, which allowed it to remain in fourth place in the Bolivian Financial System.

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2.	Funding Sources

At the end of 2Q18, total funding fell QoQ. This was primarily attributable to the decrease in BCRP Instruments and, to a lesser extent, to a slight drop in total deposits, mainly in LC. Deposits continued to be the main source of funding at Credicorp, and in the YoY analysis they represent the main source to replace BCRP Instruments that reached their due date. All of the aforementioned had a positive impact on Credicorp’s funding cost, which remained relative stable since 2016 (+6 bps QoQ, -5 bps YoY and -9 bps YTD), despite increases in international interest rates.

Funding		As of		% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Non-interest bearing demand deposits	24,051,059	26,464,658	24,630,138	-6.9%	2.4%
Interest bearing Demand deposits	4,884,148	4,597,370	4,652,886	1.2%	-4.7%
Saving deposits	26,085,580	29,724,860	29,709,658	-0.1%	13.9%
Time deposits	29,576,960	30,238,770	30,762,161	1.7%	4.0%
Severance indemnity deposits	7,039,767	6,676,449	7,275,824	9.0%	3.4%
Interest payable	401,618	490,998	513,568	4.6%	27.9%
Total deposits	92,039,132	98,193,105	97,544,235	-0.7%	6.0%
Due to banks and correspondents	8,066,962	7,824,148	8,057,222	3.0%	-0.1%
BCRP instruments	8,989,728	6,494,792	4,578,878	-29.5%	-49.1%
Repurchase agreements (1)	2,700,084	2,867,326	2,710,701	-5.5%	0.4%
Bonds and subordinated debt	15,295,673	15,318,649	15,283,893	-0.2%	-0.1%
Total funding (2)	127,091,579	130,698,020	128,174,929	-1.9%	0.9%

(1) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in a individual account. Also, it is included in the Total funding.

(2) Since 1Q18, Total Funding excludes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ billion)

(1) The funding cost differs from previously reported due to the methodology change of the denominator, which do not include the following accounts:

acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

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The figure depicting the evolution of Credicorp’s structure and funding cost is calculated with period-end balances.

Total funding reported a slight decrease QoQ, which was due primarily to a decrease in the level of BCRP Instruments and to a lesser extent, to a minor contraction in deposits. The most noteworthy aspects of the funding structure were:

(i)	The importance of deposits as a funding source, whose share of total funding continued to increase QoQ and posted an even larger increase YoY despite the slight QoQ contraction in the volume of total deposits.

(ii)	The deposit mix reported a significant share of demand and savings deposits, which represented 60.5% of total deposits. These deposit types register lower costs than others in the mix, but most importantly, they have replaced most of BCRP instruments.

(iii)	The continuous reduction in the volume of BCRP Instruments, which after falling continuously since 2016, reached its lowest level in 3 years at the end of June 2018. This funding type has been replaced mainly by lower-cost deposits.

All of the aforementioned has allowed the funding cost to remain relatively stable since December 2016.

2.2. Deposits

Deposits		As of		% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Non-interest bearing demand deposits	24,051,059	26,464,658	24,630,138	-6.9%	2.4%
Interest bearing Demand deposits	4,884,148	4,597,370	4,652,886	1.2%	-4.7%
Saving deposits	26,085,580	29,724,860	29,709,658	-0.1%	13.9%
Time deposits	29,576,960	30,238,770	30,762,161	1.7%	4.0%
Severance indemnity deposits	7,039,767	6,676,449	7,275,824	9.0%	3.4%
Interest payable	401,618	490,998	513,568	4.6%	27.9%
Total deposits	92,039,132	98,193,105	97,544,235	-0.7%	6.0%

Total deposits fell slightly QoQ. This was mainly attributable to a decrease in non-interest-bearing demand deposits, which fell slightly QoQ. This drop was, however, somewhat attenuated by an increase in the volume of CTS deposits and time deposits.

The QoQ reduction was attributable to a contraction in:

(i)	Non-interest-bearing demand deposits at BCP Stand-alone, which was in line with a decrease in the average volume of current accounts in Wholesale Banking in the month of June, and

(ii)	Savings deposits at BCP Stand-alone.

The aforementioned was slightly offset by a QoQ increase in:

(i)	Severance indemnity deposits given that employers make the first deposit in 2Q every year (in the month of May).

(ii)	Time deposits, through BCP Stand-alone and ASB due to an increase in corporate time deposits.

(iii)	Interest-bearing demand deposits at BCP Stand-alone due to an increase in deposit of entities from the financial system.

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In YoY terms, total deposits increased +6.0%, mainly due to:

(i)	Savings deposits, whose YoY results reflect the campaigns throughout the year to capture savings.

(ii)	Time deposits, which grew thanks to campaigns in 2017 to capture deposits from individuals and companies, mainly at BCP Stand-alone and BCP Bolivia.

(iii)	Last, non-interest bearing demand deposits, which expanded mainly due an increase in the average balance of current accounts of institutional clients.

2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp - Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp deposits increased QoQ due to growth in FC deposits, which was mainly attributable to higher levels of demand deposits1 and savings deposits. The aforementioned was amplified by the drop in both of these deposits types in LC. In the case of time deposits, QoQ growth was primarily due to LC deposits. Deposits in CTS accounts, as indicated in section 2.2 Deposits, were made primarily in LC.

In the YoY evolution, an on-going reduction is evident in the dollarization level of total deposits, in line with growth in savings, time and non-interest-bearing deposits in LC.

1 Includes interest-bearing and non-interest bearing demand deposits.

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2.2.2. Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of June 2017 and March 2018, and 0.1% at the end of May 2018.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of June 2017 and March 2018 and 1.3% at the end of May 2018.

(3) Time deposits includes Mibanco's narket share of 5.8% at the end of June 2017, 6.0% at the end of March 2018 and 6.1% at the end of May 2018.

(4) Severance indemnity deposits includes Mibanco's market share of 1.3% at the end of June 2017, 1.2% at the end of March 2018 and 1.3% at the end of May 2018.

At the end of May 2018, the subsidiaries of Credicorp in Peru, BCP and Mibanco, continued to lead the market for total deposits with a market share (MS) of 33.4%. This level of MS is approximately 14.3 percentage points above the level posted by its closest competitor.

In the YoY analysis, total MS increased with regard to the level in June 2017, which was in line with YoY growth in all deposit types.

BCP Bolivia continued to rank fifth in the financial system in Bolivia, with a market share of 10.0% at the end of June 2018 versus 9.9% at the end of March 2018. In the YoY analysis, the MS remained stable with regard to the figure reported at the end of June 2017 (10.2%).

2.3. Other funding sources

Other funding sources		As of		% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Due to banks and correspondents	8,066,962	7,824,148	8,057,222	3.0%	-0.1%
BCRP instruments	8,989,728	6,494,792	4,578,878	-29.5%	-49.1%
Repurchase agreements	2,700,084	2,867,326	2,710,701	-5.5%	0.4%
Bonds and subordinated debt	15,295,673	15,318,649	15,283,893	-0.2%	-0.1%
Total Other funding sources	35,052,447	32,504,915	30,630,694	-5.8%	-12.6%

The total of other sources of funding fell -5.8% QoQ, due mainly to a decrease in the level of BCRP instruments.

The share of BCRP Instruments in total funding at Credicorp fell QoQ and YoY, mainly due to a decrease in substitution and expansion repos with BCRP.	BCP Stand-alone – BCRP Instruments S/ Billions

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Repurchase agreements fell QoQ due to a decrease in transactions at ASB, BCP Stand-alone and Mibanco.

Bonds and Subordinated Debt fell after a corporate bond expired in June 2018 at BCP Stand-alone.

Due to banks and correspondents grew QoQ due to an increase in the level of due-to banks with foreign banks and interbank funds at BCP Stand-alone.

The YoY analysis continued to show the on-going reduction in BCRP Instruments.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp increased QoQ to situate at 105.4% after loans expanded 2.2% in a quarter in which deposits contracted 0.7%. The analysis by subsidiary shows that BCP Stand-alone increased its L/D ratio, in line with the trend seen at Credicorp. The L/D ratio at Mibanco was situated at 124.6% in 2Q18 given that QoQ growth in total loans outpaced growth in total deposits.

Loan / Deposit Ratio by Currency
Local Currency	Foreign Currency

The QoQ analysis by currency indicates that the L/D ratio in LC at Credicorp increased given loan growth in LC, which was amplified by a drop in LC deposits. The L/D in FC increased slightly after growth in FC loans at BCP Stand-alone outpaced growth in FC deposits.

The YoY analysis reveals that the L/D ratio at Credicorp was relatively stable while the L/D in FC grew slightly; both of these scenarios were attributable to the fact that, in both currencies, loan growth continues to top growth in deposits.

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2.5. Funding Cost

The funding cost at Credicorp remained stable, increasing only +6 bps QoQ. This was mainly attributable to:

(i)	A drop in the deposit volume for non-interest-bearing deposits in LC, which represents the funding source with the lowest cost (zero). This is reflected in the slight increase seen in the average-weighted funding cost in LC.

(ii)	Slight growth QoQ in FC funding cost due to higher global interest rates, as is evident in the figure “Funding cost - Credicorp.”

Funding Cost – Credicorp

The figure depicting Credicorp’s funding cost is calculated based on period-end balances.

As is evident in the figure above, the funding cost in LC has historically been higher than the funding cost in FC. Nevertheless, the funding cost in FC has increased due to rising global interest rates. This has affected costs of FC funding, which represents 55% of Credicorp’s total funding. The aforementioned was attenuated by an on-going decline in the funding cost in LC, which was associated with reference rate cuts in 2017 and part of 2018.

In the YoY and YTD analysis, the funding cost fell in line with the evolution of the funding structure. In the current scenario, deposits post a higher share of total funding (76.1% in 2Q18, 74.9% 1Q18 and 72.4% in 2Q17), effectively replacing BCRP Instruments; this substitution implied a consequent shift to lower-cost funding. Furthermore, since 2017, BCRP’s reference rate fell (50 bps throughout 2018), which led to a drop in the funding cost in LC after almost three years of on-going upward pressure.

The funding cost(2) per subsidiary is depicted in the table below. It is important to note:

	BCP		BCP		Banking
	Stand-alone	Mibanco	Bolivia	ASB	Business	Credicorp (1)
2Q17	2.15%	5.08%	2.26%	2.05%	2.38%	2.37%
1Q18	2.01%	4.49%	2.84%	0.97%	2.19%	2.26%
2Q18	2.06%	4.28%	2.94%	1.44%	2.26%	2.32%
Jun 17	2.17%	5.09%	2.08%	2.07%	2.39%	2.38%
Jun 18	2.03%	4.38%	2.84%	1.04%	2.21%	2.29%

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

(i)	The slight increase QoQ in BCP Stand-alone’s funding cost. However, YoY and YTD its funding cost decreased.

(ii)	Mibanco’s funding cost, which had been subject to upward pressure since 2014, stabilized in 2017 and fell at the beginning of 2018.

(2) The funding costs differs from previously reported levels due to a change in the methodology to calculate the denominator, which no longer includes: outstanding account acceptances, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities. Since 2Q18, the account "Repurchase agreement" was excluded from Other liabilities and was included in the calculation of Total funding.

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3.	Portfolio quality and Provisions for loan losses

The cost of risk (CofR) fell QoQ and YoY to situate at 1.22%, which was similar to the level reported in 2010 when Retail Banking segments represented approximately 41% of total loans, and prior to the acquisition of Mibanco. This drop was due to an improvement in the quality of risk in the SME-Pyme, Mibanco, Consumer and Credit Card segments in the last three years, which was captured in advance by the forward-looking nature of the IFRS9 methodology. YTD, the cost of risk was 1.33%, which was 74 bps below the level posted in the first semester of 2017.

Portfolio quality and Provisions for loan losses	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Gross Provisions	(499,390)	(438,873)	(385,131)	-12.2%	-22.9%	(1,100,200)	(824,004)	-25.1%
Loan loss recoveries	66,171	67,849	71,959	6.1%	8.7%	130,487	139,808	7.1%
Provision for loan losses, net of recoveries	(433,219)	(371,024)	(313,172)	-15.6%	-27.7%	(969,713)	(684,196)	-29.4%
Cost of risk (1)	1.85%	1.48%	1.22%	-26 bps	-63 bps	2.07%	1.33%	-74 bps
Provisions for loan losses / Net interest income(2)	22.0%	18.2%	15.2%	-310 bps	-690 bps	24.4%	16.7%	-770 bps
Total loans (Quarter-end balance)	93,670,216	100,570,511	102,766,633	2.2%	9.7%
Allowance for loan losses	4,323,480	4,805,105	4,819,704	0.3%	11.5%
Write-offs	381,986	353,984	345,253	-2.5%	-9.6%
Internal overdue loans (IOLs) (3)	2,749,047	2,995,217	3,113,014	3.9%	13.2%
Refinanced loans	922,974	910,583	1,086,135	19.3%	17.7%
Non-performing loans (NPLs) (4)	3,672,021	3,905,800	4,199,149	7.5%	14.4%
Delinquency ratio over 90 days	2.25%	2.19%	2.25%
IOL ratio	2.93%	2.98%	3.03%
NPL ratio	3.92%	3.88%	4.09%
Coverage ratio of Internal overdue loans	157.3%	160.4%	154.8%
Coverage ratio of NPLs	117.7%	123.0%	114.8%

(1) Annualized provisions for loans losses / Total loans.

(2) Figures differ from previously reported, please consider the data presented on this report.

(3) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(4) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

As indicated in 1Q18, on the first of January 2018, Credicorp adopted the requirements of IFRS9 to calculate net provisions for loan losses, among others (for more details, see Annex 11.10 IFRS9 Revelation).

The IFRS9 methodology classifies the portfolio in three stages based on criteria that seeks to determine significant increases in risk or impairment:

•	Stage 1: For a healthy portfolio
•	Stage 2: For a healthy portfolio with a significant increase in risk
•	Stage 3: For a portfolio in default

Next, it is necessary to calculate the forward-looking expected loss for assets included in each of these stages. For this calculation, projections in three macroeconomic scenarios are used, and the parameters for the probability of default, loss given default and exposure at the time of default are applied.

The primary difference with IAS 39 is that the IFRS9 rule requires financial entities to calculate provisions based on a forward-looking expected loss approach instead of incurred and incurred but not reported loss.

Given the forward-looking nature of expected loss, IFRS9 captures in advance the improvement or deterioration in the portfolio’s risk quality. This means that if the portfolio’s quality of risk improves, IFRS9 reflects the improvement faster than under the IAS 39 methodology. Nevertheless, provisions for loans net of recoveries calculated under IAS 39 and under IFRS9 tend to converge over time.

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In terms of the impact that adopting IFRS9 has had on the calculation of net provisions for loan losses, it is important to note two main effects:

(i)	One-off effect: On January 01, 2018, there was an increase of S/257.7 million in the allowance for loan losses on the Balance Sheet, which led to a drop of S/226.1 million in retained earnings and a drop in deferred taxes.

(ii)	The recurring impact on the Income Statement: Since January 1, 2018, the requirement for net provisions for loan losses is calculated under the forward-looking expected loss methodology. As such, in 2Q18, the provisions requirement fell -15.6% QoQ and -27.7% YoY, which we will explain later in the report.

3.1. Provisions for loan losses

The QoQ analysis shows a 15.6% drop in loan provisions net of recoveries, which was attributable to:

(i)	The improvement in the risk level of the loan portfolio in Retail Banking segments after these segments reported higher-than-expected levels of delinquency in previous years (SME-Pyme in 2014 and Consumer and Credit Card between 2015 and 2016). The aforementioned was reflected in an improvement in these segments’ default ratios.

(ii)	The improvement in the risk quality of Mibanco’s loan book, which has been evident since 2015.

These elements, coupled with the slight and gradual recovery seen in the macroeconomic scenario, were captured in advance by the use of IFRS9 methodology, as we explained in the previous section.

It is important to note that although Mibanco, SME-Pyme, Consumer and Credit Card combined represent approximately 30% of Credicorp’s loan portfolio, they explained on average 82% of the total provisions for loan losses made in the last four years. Thus, their risk-quality improvement has been the main driver in the reduction of provisions for loan losses in the last three years. In this context, and due to the forward-looking nature of expected loss IFRS9 methodology captured in advance the improvement in the risk level of these segments and consequently, the cost of risk situated at 1.22%. This level is similar to that reported in 2010, when the Retail Banking segments represented approximately 41% of total loans and prior to the acquisition of Mibanco.

In the YoY and YTD analysis, provisions for loans net of recoveries fell -27.7% and -29.4%, respectively, due to an improvement in the risk quality of Retail Banking and Mibanco’s portfolios. The cost of risk in 1H18 reached a level of 1.33%, 74 bps below the level registered in 1H17, and 48 bps lower than the cost of risk of the underlying portfolio in 1H17 (1.81%, excluding the effects of the El Nino Phenomenon and the Lava Jato Case).

3.2. Portfolio Quality

Delinquency ratios

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans.

(3) Cost of risk of the underlying portfolio excludes the effects of El Nino Phenomenon and the Lava Jato Case.

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Prior to analyzing the evolution of delinquency ratios, it is important to remember that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	In the second half (2H) of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main campaigns (Christmas and year-end campaigns) are held in the second semester (2H) and these short-term loans are paid off in 1H of the following year.

The IOL ratio remained relatively stable QoQ and YoY while the NPL ratio rose +21 bps QoQ and +17 bps YoY. This was attributable to a refinanced loan for a client in the Wholesale Banking segment, which is 100% provisioned (further details later in the report). If we exclude the particular refinanced loan, Credicorp’s NPL ratio in 2Q18 would have been relatively stable YoY (3.94%).

Coverage ratios

The coverage ratios for the IOL and NPL portfolios fell this quarter. This was due to deceleration of growth in the allowance for loan losses due to the continuous improvement in risk quality, as explained in section 3.1 Net provisions for loan losses.

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The QoQ analysis shows a drop in the volume of the IOL portfolio in Wholesale Banking due to the refinancing of past-due loans. Nevertheless, the volume of the NPL portfolio grew even further due to a refinanced loan for S/153 million granted to a specific client. It is important to note that this refinanced loan is 100% provisioned. In this context, the IOL ratio fell while the NPL ratio increased by +42 bps QoQ and +47 bps YoY. If we exclude the effect of the specific refinanced loan, the NPL ratio for Wholesale Banking would have been 0.76%, which would have represented growth of only +8 bps QoQ and +13 bps YoY.

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BCP Bolivia – Delinquency ratios

(ii)	BCP Bolivia reported an improvement QoQ and YoY in its IOL and NPL ratios due to a drop in the volume of internal overdue loans. This QoQ reduction was generated after some corporate clients regularized outstanding payments in 2Q18.

SME-Business – Delinquency ratios

(iii)	Given that the SME-Business segment registers seasonality in loan origination, it is important to focus on the YoY analysis, which shows that traditional delinquency ratios, both for the IOL and NPL portfolios, increased +34 bps and +26 bps, respectively. The increase in delinquency ratios was attributable to growth in the IOL portfolio, primarily due to the deterioration in the situation of one client. Please not that this business’s risk quality ratios remain within the organization’s appetite for risk.

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SME - Pyme – Delinquency ratios

(iv)	In the SME-Pyme portfolio, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties that take five years on average to liquidate).

Since the beginning of the second half of 2014, early delinquency has followed a downward trend YoY. This in line with on-going improvement in the risk quality of vintages after adjustments were made in the SME-Pyme business model. The impact of these modifications became more apparent in 2015. In 2Q18, early delinquency rose slightly YoY, which reflected Credicorp’s decision to re-enter segments with slightly higher risk. It is important to note that since 2017, this segment has situated “comfortably” within the risk appetite defined for the segment, which in turn aims to maximize the portfolio’s profitability while balancing risk quality and loan growth.

Mortgage – Delinquency ratios

(v)	In terms of Mortgage loans, it is important to note that these ratios have also been affected by the existence of real estate collateral, where foreclosure takes around 5 years. During this period, these loans cannot be written-off although provisioned. Nevertheless, traditional delinquency ratios fell QoQ. This was in line with the acceleration of loan growth due to Credicorp’s strategy to go into segments that imply slightly higher risk to maximize portfolio profitability. The strategy improved the pace of loan origination, while keeping risk indicators within the organization’s risk appetite.

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The early delinquency ratio, which excludes the effect of loans that are over 150 days overdue, was relatively stable QoQ and YoY. It is important to note that this indicator is within the average levels observed over the past two years and is within the business’s risk appetite.

Consumer – Delinquency ratios

(vi)	In the Consumer portfolio, the portfolio’s risk profile continues to improve in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place today. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk admission policy.

Early delinquency increased slightly +10 bps QoQ but fell -29 bps YoY to situate at levels that have consistently fallen below those of 2013, prior to the deterioration in risk quality. In this context, we have carried out a strategy to accelerate the pace of growth to maximize the portfolio’s profitability while preserving the organization’s appetite for risk.

The traditional ratios for delinquency fell both QoQ and YoY due to a drop in internal overdue loans and refinanced loans after on-going improvement in the risk quality of new vintages (in line with the adjustments made in risk management and collections). Additionally, we have observed an uptick in the pace of growth of total loans, which reflects the latest adjustments to admission guidelines under the strategy mentioned above.

Credit Card – Delinquency ratios

(vii)	In the Credit Card segment, early delinquency increased +18 bps QoQ but remained relatively stable YoY, situating within the organization’s appetite for risk. This reflects an improvement in the risk quality of new vintages and in the portfolio mix after corrective measures were taken to address the delinquency problem that emerged at the end of 2015.

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Mibanco – Delinquency ratios

(viii)	The IOL and NPL ratios increased both QoQ and YoY due to growth in internal overdue loans, which was attributable to (i) slight portfolio deterioration, in line with a minor decline in collection effectiveness, and ii) delinquency registered in the vintages for the skip programs offered to clients affected by the El Nino Phenomenon, which have begun to mature. It is worth mentioning that Mibanco has already addressed the collection-effectiveness issue. It is important to note that this business continues to post risk quality ratios that are within the organization’s appetite for risk.

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4.	Net Interest Income (NII)

In 2Q18, NII, the main source of income, expanded +0.9% QoQ and +4.8% YoY, which represents an improvement with regard to the evolution registered in 1Q18 (-0.8% QoQ and +1.8% YoY). This favorable evolution is due primarily to: (i) growth in interest income, mainly due to the expansion in average daily loan balances; and (ii) relatively low growth in interest expenses, which were contained by the reduction in interest expenses on loans that reflects the on-going contraction in the volume of BCRP Instruments. The aforementioned translated into an increase in NIM of +13 bps QoQ and +3 bps YoY. Additionally, the improvement in the cost of risk led risk-adjusted NIM to recover +26 bps QoQ and +39 pbs YoY, and to improve +31 bps with regard to the level in 1H17.

Net interest income	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	2018 / 2017
Interest income	2,715,901	2,789,927	2,812,623	0.8%	3.6%	5,455,680	5,602,550	2.7%
Interest on loans	2,353,070	2,414,352	2,462,973	2.0%	4.7%	4,714,729	4,877,325	3.4%
Dividends on investments	4,223	8,595	7,483	-12.9%	77.2%	34,346	16,078	-53.2%
Interest on deposits with banks	20,416	28,349	30,875	8.9%	51.2%	43,876	59,224	35.0%
Interest on securities	331,953	324,068	296,995	-8.4%	-10.5%	645,385	621,063	-3.8%
Other interest income	6,239	14,563	14,297	-1.8%	129.2%	17,344	28,860	66.4%

Interest expense	747,989	746,240	749,805	0.5%	0.2%	1,474,682	1,496,045	1.4%
Interest on deposits	284,093	288,309	295,582	2.5%	4.0%	551,627	583,891	5.8%
Interest on borrowed funds	199,127	167,432	149,799	-10.5%	-24.8%	397,633	317,231	-20.2%
Interest on bonds and subordinated notes	210,905	216,083	230,561	6.7%	9.3%	419,064	446,644	6.6%
Other interest expense (1)	53,864	74,416	73,863	-0.7%	37.1%	106,358	148,279	39.4%
Net interest income (1)	1,967,912	2,043,687	2,062,818	0.9%	4.8%	3,980,998	4,106,505	3.2%
Risk-adjusted Net interest income (1)	1,534,693	1,672,663	1,749,646	4.6%	14.0%	3,011,285	3,422,309	13.6%
Average interest earning assets	149,939,696	158,600,872	156,378,249	-1.4%	4.3%	148,745,969	156,982,188	5.5%
Net interest margin (1)(2)	5.25%	5.15%	5.28%	13bps	3bps	5.35%	5.23%	-12bps
NIM on loans (1)(2)	8.12%	7.72%	7.77%	5bps	-35bps	8.02%	7.69%	-33bps
Risk-adjusted Net interest margin (1)(2)	4.09%	4.22%	4.48%	26bps	39bps	4.05%	4.36%	31bps
Net provisions for loan losses / Net interest income	22.01%	18.15%	15.18%	-297bps	-683bps	24.36%	16.66%	-770bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1. Interest Income

Interest Income – LC	Interest Income – FC

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In the QoQ analysis, the 0.8% increase in Interest Income is due primarily to growth in interest income on loans, which was in turn due to:

(i)	Slight acceleration in the growth of average daily loan balances (+2.4% QoQ), which although led by Wholesale Banking also received a significant boost from Retail Banking and Mibanco. Loan growth from Retail Banking and Mibanco has increased considerably, going from representing 25% of the increase in total average daily balances in 1Q18 to accounting for 40% of total volume growth in 2Q18. In this context, the volume effect and mix by segment registered a larger positive impact in 2Q18 than in 1Q18.

(ii)	Loan expansion, measured in average daily balances, posted the same growth in LC and FC, unlike in past quarters when growth was led by FC loans, where margins are generally lower than those associated with LC loans. In this scenario, the effect of the currency mix also favored growth in interest income on loans.

(iii)	A context of relative stability in margins after various quarters of contractions due to high competition in Wholesale Banking and an improvement in the risk profile of Retail Banking. This stability in margins meant that the volume effect for growth translated directly into an improvement in interest income on loans.

All of the aforementioned offset the drop-in interest income on securities, which was seen primarily in LC and reflected the contraction in fair-value-through-profit-or-loss investments (formerly trading securities) at BCP, as explained earlier.

In the YoY analysis, interest income expanded +3.6%, which represented a recovery with regard to the figure reported in 1Q18. The increase in the generation of interest income on loans was, as in the QoQ case, the catalyst of recovery YoY. The main factors that explain the +4.7% YoY in interest income on loans are:

(i)	The volume effect due to an acceleration in the growth of average daily balances (+9.2% YoY) and to the mix per segment where Retail Banking and Mibanco accounted for 45% of growth, similar to the 48% in 1Q18.

(ii)	The currency mix was also favorable given that growth in average daily balances was more balanced between the LC and FC portfolios.

Similar to the QoQ evolution, all of the aforementioned offset the contraction in interest income on securities, as outlined above.

All of the aforementioned led to an improvement in trends in YTD terms, as is evident in +2.7% growth in interest income in 1H18 with regard to 1H17’s result.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses - FC

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In the QoQ analysis, interest expenses grew 0.5%. This was primarily attributable to:

(i)	The increase in interest expenses on deposits due to an interest-rate effect and a volume effect. In the first case, interest expenses on FC deposits increased in line with higher market interest rates in dollars. The volume effect is explained by the different mix, although total deposits contracted QoQ, interest-bearing deposits grew. Moreover, time deposits, which constitute the most expensive deposit type, contracted in April but expanded significantly in May and June thus the mix of time deposits registered a higher cost than that in 1Q18.

(ii)	Growth in interest expenses on bonds and subordinated debt due to the one-off effect of the cancellation of interest-rate-swaps (IRS) registered several years ago for some bonds in FC. This decision was made after considering the current scenario of increasing interest rates in dollars. It is important to note that although this effect increased the level of interest expense, in this quarter and going forward, in the future volatility will decrease given that issuances will be fixed rate.

The two aforementioned effects were attenuated by a decrease in interest expenses on borrowed funds, specifically in LC, which is due to the significant reduction in the volume of BCRP instruments.

In the YoY analysis, interest expenses grew +0.2%. Similar to the situation in the QoQ analysis, growth in this component was due primarily to higher interest expenses on deposits. The main factors that explain +4.0% growth YoY in interest expenses on deposits were:

(i)	The volume effect due to growth in interest-bearing deposits, which was primarily due to expansion in Savings Deposits and to a lesser extent, in time deposits.

(ii)	The interest rate effect given that interest rates in FC continue to follow an upward trend.

(iii)	The currency mix of deposits also had an impact on growth in interest expenses on deposits given that the YoY expansion was led by LC deposits, which are more expensive than FC deposits.

It is important to note the decrease in Interest on borrowed after on-going reductions in BCRP Instruments.

The YTD analysis shows similar trend to the QoQ and YoY variations, interest expenses in 1H18 grew 1.4% compared to the level posted in 1H17. This was primarily due to growth in Interest expenses on deposits.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

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NIM evolved favorably both QoQ and YoY due to:

(i)	Higher growth in NII (+0.9% QoQ and +4.8% YoY), as explained in section 4.1 Interest Income and 4.2 Interest Expenses, in line with an improvement in the dynamic of loan expansion and the controlled growth in interest expenses.

(ii)	Slight reduction in average IEAs due to a significant reduction in fair-value-through-profit-or-loss investments (formerly trading securities), as explained in section 1.1 Interest Income.

(iii)	Higher loan growth in a scenario marked by a decrease in investments amplified the effect of the change in the composition of IEAs, where the share of loans, the most profitable asset, increased to 66% in comparison with 62% in June 2017.

The slight recovery of NIM, coupled with a significant and on-going reduction in provisions for loans losses, led to an improvement of +26 bps QoQ and + 39 bps YoY in risk-adjusted NIM.

In YTD terms, NIM fell -12 bps due to the higher growth rate posted by IEAs compared to that of NII. However, it is important to mention that better performance QoQ and YoY in 2Q18 vs 1Q18 helped mitigate the contraction posted in 1H18.

NIM on loans recovered slightly QoQ, which was attributable to (i) loan expansion in Wholesale Banking and Retail Banking and in both currencies, and (ii) the relative stability of margins after a period of contraction due to aggressive competition in Wholesale Banking and an improvement in the risk profile of Retail Banking. The improvement in NIM on loans in 2Q18 attenuated the contraction registered in previous months and as such, in YoY and YTD terms, we see a reduction of -35 bps and -33 bps, respectively.	NIM on loans(3)

It is also important to analyze NIM by subsidiary. The table below contains the interest margins for each of Credicorp’s main subsidiaries.

	BCP Stand-		BCP
NIM Breakdown	alone	Mibanco	Bolivia	ASB	Credicorp (2)
2Q17 (1)	4.51%	15.20%	4.50%	2.22%	5.25%
1Q18	4.39%	15.88%	3.63%	2.19%	5.15%
2Q18	4.52%	16.07%	3.73%	2.15%	5.28%
YTD - Jun 17	4.59%	15.54%	4.51%	2.14%	5.35%
YTD - Jun 18	4.47%	16.06%	3.58%	2.13%	5.23%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Figures of ASB and Credicorp differs from previously reported, please consider the date presented on this report.

(2) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes."

The QoQ evolution of global NIM by subsidiary shows an increase in Credicorp’s margin; this was primarily attributable to BCP Stand-alone, which represents around 66% of net interest income. In this context, NIM at BCP Stand-alone reached the level posted in 2Q17, showing a clear recovery after several quarters of deterioration.

(3) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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BCP Stand-alone reached the level posted in 2Q17, showing a clear recovery after several quarters of deterioration.

Mibanco, which represents around 24% of net interest income, posted an increase in its NIM QoQ due to significant growth in the loan level measured in average daily balances. YoY and in accumulated terms, NIM at Mibanco posted the same positive evolution.

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5.	Non-Financial Income

Although non-financial income contracted QoQ and YoY due to the loss posted in the item Gains on sales of securities, it is important to note the growth QoQ and YoY in fee income and in gains on FX transactions, which are the main components of non-financial income.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	2018 / 2017
Fee income (1)	721,983	749,692	766,994	2.3%	6.2%	1,403,031	1,516,686	8.1%
Net gain on foreign exchange transactions	160,256	162,295	180,669	11.3%	12.7%	326,742	342,964	5.0%
Net gain from associates (2)	5,974	8,387	9,506	13.3%	59.1%	11,997	17,893	49.2%
Net gain on sales of securities	83,151	92,389	(8,756)	-109.5%	-110.5%	140,972	83,633	-40.7%
Net gain on derivatives	15,313	(312)	14,597	-4778.5%	-4.7%	69,654	14,285	-79.5%
Result on exchange difference	2,305	5,889	1,031	-82.5%	-55.3%	11,375	6,920	-39.2%
Other non-financial income	69,771	82,876	84,009	1.4%	20.4%	138,516	166,885	20.5%
Total non financial income	1,058,753	1,101,216	1,048,050	-4.8%	-1.0%	2,102,287	2,149,266	2.2%
(1) Figures differ from previously reported, please consider the data presented on this report.
(2) Mainly includes the agreement between Grupo Pacifico and Banmedica.

	Quarter			% change		YTD		% change
Millions (S/)	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	2018 / 2017
(+) EPS contribution (50%)	9.74	13.24	13.29	0.4%	36.4%	21.5	26.5	23.3%
(-) Private health insurance deduction (50%)	-3.77	-4.85	-3.79	-22.0%	0.5%	-9.5	-8.6	-9.3%
(=) Net gain from associates excluding Non-recurring income / expense	5.97	8.39	9.51	-13.3%	59.1%	12.0	17.9	49.2%
(+) Non-recurring income/expense	-	-	-	-	-	-	-	-
(=) Net gain from associates	5.97	8.39	9.51	13.3%	59.1%	12.0	17.9	49.2%

Non-financial income continued to fall QoQ, which was primarily due to:

(i)	Losses on Net gain on sales of securities at BCP Stand-alone, which reflects the effects of the sale of some investments in a context for rising global interest rates. The instruments that caused such loss were government bonds with investment grade. Prima AFP also reported a reduction in net gain on sales of securities, related with the effects of the mark-to-market of the managed funds on the legal reserve of Prima AFP. Finally, Credicorp Capital also experimented a decrease in net gain on sales of securities, related with the sale of certain investments that were negatively impacted by the increase in international rates.

The aforementioned loss was partially offset by:

(i)	The increase in Net gain on FX transactions at BCP Stand-alone due to higher volumes of foreign exchange transactions and, to a lesser extent, to the margin obtained despite a scenario of low volatility in the exchange rate this past quarter.

(ii)	The increase in Fee income, the main source of non-financial income, due to improvements in BCP Stand-alone’s performance, particularly in terms of drafts and transfers, payments and collections, and foreign trade.

(iii)	The increase in Net gain on derivatives, which was primarily attributable to BCP Stand-alone, which posted higher gains on swaps and forwards and to a lesser extent, to Credicorp Capital due to an increase in gains on forwards.

Non-financial income posted a slight decline YoY due to:

(i)	Losses on Net gain on sales of securities, as we mentioned in the QoQ analysis.

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The aforementioned was significantly attenuated by the increase in:

(i)	Fee income due to the favorable evolution of banking commissions at BCP Stand-alone and to a lesser extent, to Mibanco, as we will explain further in section 5.1.2 Banking Business.

(ii)	Net gain on FX transactions through BCP Stand-alone due to an increase in trading volumes.

(iii)	Other income at Mibanco due to the sale of a branch.

(iv)	Net gain from associates that corresponds to the 50% of net income generated from the join-venture with Banmedica, which posted improvement for the second consecutive quarter.

The analysis 1H18 vs 1H17 shows that non-financial income increased due to growth in:

(i)	Fee income, which improved in the banking business and to a lesser extent, at Credicorp Capital,

(ii)	Net gain on FX transactions due to an increase in transactions volumes, and

(iii)	Other income associated with the sale of a judicial portfolio that was written-off at BCP Stand-alone in 1Q18.

(iv)	Net gain on investments in associates that reflects the continuous improvement in the results from the agreement with Banmedica.

5.1. Fee Income

5.1.1. By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to fee income at Credicorp in 2Q18.

Evolution of fee income QoQ by subsidiary (S/ Million)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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The next figure shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2. Banking Business

Composition of Fee Income in the Banking Business

Fee Income	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	2018 / 2017
Miscellaneous accounts (1)	170,676	177,257	178,172	0.5%	4.4%	344,568	355,428	3.2%
Credit cards (2)	72,237	71,241	74,153	4.1%	2.7%	144,363	145,394	0.7%
Drafts and transfers	42,328	48,966	55,136	12.6%	30.3%	83,433	104,102	24.8%
Personal loans (2)	24,989	22,898	23,401	2.2%	-6.4%	48,725	46,299	-5.0%
SME loans (2)	15,266	17,049	15,171	-11.0%	-0.6%	33,239	32,220	-3.1%
Insurance (2)	18,297	19,629	20,489	4.4%	12.0%	36,813	40,118	9.0%
Mortgage loans (2)	10,417	9,182	9,763	6.3%	-6.3%	20,536	18,945	-7.7%
Off-balance sheet (3)	44,303	51,545	51,376	-0.3%	16.0%	87,377	102,921	17.8%
Payments and collections (3)	96,404	97,778	102,492	4.8%	6.3%	191,951	200,270	4.3%
Commercial loans (3)(4)	18,547	20,596	19,400	-5.8%	4.6%	35,727	39,996	11.9%
Foreign trade (3)	9,944	7,626	10,714	40.5%	7.7%	22,140	18,339	-17.2%
Corporate finance and mutual funds (4)	20,548	15,387	15,234	-1.0%	-25.9%	33,871	30,621	-9.6%
ASB (4)	7,722	8,736	7,917	-9.4%	2.5%	13,419	16,654	24.1%
Others (4)(5)	53,644	61,065	60,805	-0.4%	13.3%	97,316	121,870	25.2%
Total fee income	605,322	628,954	644,223	2.4%	6.4%	1,193,478	1,273,178	6.7%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business increased +2.4% QoQ, which was mainly due to:

(i)	The improvement in transactional activity, which was reflected in growth in the Drafts and transfers, Payments and collections component.

(ii)	The increase posted in Foreign trade was attributable to higher income from Import Letters of Credit and Export Letters of Credit.

(iii)	The increase in Credit Cards due to a higher volume of transactions.
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The aforementioned offset (i) the contraction in fee income from the SME-Pyme portfolio; (ii) lower gains on commercial loans.

In the YoY analysis, growth was situated at +6.4%, which was due to:

(i)	The improvement in Drafts and Transfers due to the El Nino Phenomenon campaign, which began at the end of 1Q17. Despite the slowdown that was expected at the end of December, this component continues to post growth.

(ii)	The increase in Miscellaneous accounts, which was associated with higher billing due to an uptick in the use of debit cards.

(iii)	The increase in Off-balance sheet, which was primarily due to performance bonds.

(iv)	Others, which was attributable to Mibanco due to an increase in its fee income from penalties for late payment. This was related to the change in the method to collect such income because last year it was charged to clients as an interest rate for late payment and this year it has become a flat fee.

(v)	The increase in Payments and collections due to the recovery that this service posted after having registered a decline in previous quarters due to the El Nino Phenomenon.

The aforementioned offset the drop in income from Corporate finance and mutual funds, which was attributable to an atypical increase in income in 2Q17 due to recognition of deferred commissions on loans that were paid.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -2.9% QoQ due to an increase in net claims and a decrease in the net earned premium for the life insurance business, which was mitigated by an improvement in the performance of the property and casualty (P&C) business. In the YoY analysis, this result fell -11.0% due to an increase in the net claims, commissions and underwriting expenses in both the property and casualty (P&C) and life business.

Insurance underwriting result	Quarter			% Change		YTD		% change
S/ 000	2Q17	1T18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Net earned premiums	466,375	508,202	511,960	0.7%	9.8%	931,679	1,020,162	9.5%
Net claims	(278,265)	(294,745)	(300,845)	2.1%	8.1%	(559,229)	(595,590)	6.5%
Acquisition cost (1)	(61,665)	(97,548)	(98,556)	1.0%	59.8%	(123,726)	(196,104)	58.5%
Total insurance underwriting result	126,445	115,909	112,559	-2.9%	-11.0%	248,724	228,468	-8.1%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

The QoQ drop in the underwriting result was registered in the life insurance business and was associated with a (i) decrease in net earned premiums attributable to higher underwriting reserves in Annuities; (ii) an increase in net claims for Individual Life, Credit Life and Annuities; and (iii) an increase in the acquisition cost, given that reinsurance profit sharing was reported in 1Q18. Nevertheless, this effect was attenuated by an improvement in the underwritten result in P&C business due to an increase in net earned premiums for Commercial lines and lower underwriting expenses in Car line.

The YoY variation reflects a drop in the underwriting result in both property and casualty and life business. In P&C business, the variation was due to an increase in net claims in Cars, Medical Assistance and Commercial lines and an increase of the acquisition cost; this impact was attenuated by an increase in the net earned premiums. In terms of life insurance, the drop is due to an increase in the net claims in Annuities and AFP, and higher commissions in Credit Life; attenuated by a higher level of premiums in Annuities, Credit Life and Individual Life.

In the accumulated analysis (June 2018 vs June 2017), the underwriting result in 2018 posted a variation of -8.1% which was due primarily to an increase in net claims of both life and P&C business; and to a higher acquisition cost due to (i) an increase in life insurance commissions, and (ii) lower underwriting income for the aforementioned change.

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6.1. Net earned premiums

Written premiums by business (S/ millions)	Net earned premiums by business (S/ millions)

Written premiums increased +7.4% QoQ, in life and property and casualty business due to:

(i)	In life insurance business, was mainly attributable to higher sales in Annuities for the new product “Renta Flex”.

(ii)	In property and casualty business, the increase was due to Car and Commercial Lines (Hull insurance, technical risks and fire); attenuated by a decrease in Personal Lines.

Net earned premiums increased +0.7% QoQ, mainly through property and casualty business, which was associated with a higher level of premiums in Commercial Lines and in Personal Lines. Nevertheless, this effect was mitigated by a decrease in the net earned premium in life insurance due to an increase in reserves for Annuities.

In the YoY analysis, Written premiums increased +22.6% primarily through the life insurance business, which was associated with the higher sales of “Renta Flex” and higher premiums in credit life due to a growth in alliances´ channels; and in the property and casualty business , due to an increase in Medical Assistance

In the YoY analysis, net premiums increased +9.8%both in life insurance and in the P&C business. The growth posted in the life business was registered in Annuities associated with the “Renta Flex” product; and Credit life through the “alliance channels”. In property and casualty, the YoY variation was a result of higher premiums in Medical Assistance line despite an increase in reserves.

In the accumulated analysis (June 2018 vs June 2017), written premiums increased +14.8%. This was mainly attributable to the life insurance business in Annuities and Credit Life.; and in the P&C business to Medical Assistance.

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6.2. Net claims

Net claims by business

(S/ millions)

Net claims rose +2.1% QoQ in both property and casualty and life business. Growth in the P&C business was attributable to Commercial Lines after the number of incidences registered for hull insurance line     increased; while in Medical Assistanc, the increase was due to higher reported cases. The increase in life insurance was associated to Individual Life, where reported cases increased, and with; Credit Life due to growth in the bancassurance channel and in Annuities due to pension payments for the “Renta Flex” product.

In the YoY analysis, net claims increased +8.1% in both life and property and casualty business. The increase in life insurance was attributable to pensions linked to the “Renta Flex” product in Annuities; and to a drop in discount rates used to calculate claims in the AFP line. In property and casualty business, the increase was attributable to the same lines mentioned in the case of QoQ growth.

In the accumulated analysis, Net claims increased +6.5% especially in Life Insurance business associated to Annuities and AFP lines; and Medical Assistance in P&C business.

6.3. Acquisition cost

Acquisition cost by Business

(S/ millions)

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Acquisition cost	Quarter			% change		YTD		% change
S/ 000	2Q17	1T18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Net fees	(49,849)	(66,815)	(68,888)	3.1%	38.2%	(103,344)	(135,703)	31.3%
Underwriting expenses	(24,882)	(32,633)	(30,914)	-5.3%	24.2%	(48,721)	(63,547)	30.4%
Underwriting income	13,066	1,900	1,246	-34.4%	-90.5%	28,339	3,146	-88.9%
Acquisition cost	(61,665)	(97,548)	(98,556)	1.0%	59.8%	(123,726)	(196,104)	58.5%

The acquisition cost increased +1.0% QoQ due to (i) higher commissions in P&C business due to the higher premiums in Commercial Lines in 2Q18 and (ii) lower underwriting income in life insurance, given that reinsurance profit sharing was reported in 1Q18. This was attenuated by a decrease in underwriting expenses in property and casualty business in Cars line.

In the YoY and YTD analysis (1H18 vs 1H17), the acquisition cost increased due to:

(i)	Higher net fees due to increase in commissions in Credit Life, in line with the higher production of premiums through alliances.

(ii)	A reduction in the underwriting income, which is explained by a change in the nature of the policy fee, which was previously classified in this concept, but it is currently considered as part of written premiums and accrues over 12 months.

(iii)	To a lesser extent, a higher underwriting expense.

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7.	Operating Expenses and Efficiency

The efficiency ratio remained relatively stable YoY (+10 bps) but deteriorated 50 bps compared to the level registered in 1H17. The deterioration is explained by higher growth in operating expenses than in operating income. The former is the result of an increase in total employee salaries and benefits, administrative and general expenses, and the acquisition cost of the insurance business. The latter reflects the slower pace of growth in NII, the main income source, which in turn reflects improvements in the risk quality of loans in a context of relative low loan growth.

Total expenses	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Salaries and employees benefits	746,499	777,345	780,827	0.4%	4.6%	1,499,765	1,558,172	3.9%
Administrative, general and tax expenses	541,054	496,375	560,514	12.9%	3.6%	1,029,520	1,056,889	2.7%
Depreciation and amortizacion	113,958	116,699	115,729	-0.8%	1.6%	229,845	232,428	1.1%
Other expenses	51,676	49,325	66,770	35.4%	29.2%	101,168	116,095	14.8%
Total expenses	1,453,187	1,439,744	1,523,840	5.8%	4.9%	2,860,298	2,963,584	3.6%
Acquisition cost (1)	61,665	97,548	98,556	1.0%	59.8%	123,726	196,104	58.5%
Operating income (2)	3,340,118	3,477,840	3,547,575	2.0%	6.2%	6,735,476	7,025,415	4.3%
Operating expenses (3)	1,463,176	1,487,967	1,555,626	4.5%	6.3%	2,882,856	3,043,593	5.6%
Reported efficiency ratio (4)	43.8%	42.8%	43.9%	110 bps	10 bps	42.8%	43.3%	50 bps
Operating expenses / Total average assets (5)	3.63%	3.49%	3.69%	20 bps	6 bps	3.62%	3.61%	-3 bps

(1) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(2) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference.

(3) Operating expenses = Total expenses + Acquisition cost - Other expenses.

(4) Operating expenses / Operating income.

(5) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the deterioration of operating efficiency is attributable to the 4.5% increase in operating expenses, which in turn reflects the increase in administrative, general and tax expenses that will be explained in section 7.1 Credicorp’s administrative, general and taxes expenses. It is important to remember that the seasonality of operating expenses leads the efficiency ratio register its lowest yearly level in every 1Q.

In the YoY analysis, which eliminates seasonality, the operating efficiency ratio was relatively stable in a context in which operating income reported higher growth than last year; nevertheless, operating expenses increased at a higher rate.

On the operating expenses side, the YoY increase reflects:

(i)	The increase in employee salaries and benefits, which was in line with the increase in the number of employees across Credicorp and at BCP Stand-alone in particular.

(ii)	The expansion in administrative and general expenses, as we will explain in more detail later on.

(iii)	Higher acquisition cost due to the factors explained in chapter 6.3 Acquisition Cost.

In terms of operating income, the improvement in generations was due to:

(i)	Higher interest income on loans, as explained in chapter 4. Net interest income (INI).

(ii)	The increase in fee income, due to an improvement in the evolution at BCP Stand-alone, as indicated in chapter 5.1.2. Banking Business.

In YTD terms, the efficiency ratio shows a 50 bps deterioration given that operating expenses expanded at a higher rate than operating income.

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7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses	Quarter						% change		YTD		% change
S/ 000	2Q17%		1Q18%		2Q18%		QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Marketing	67,901	13%	63,807	13%	71,303	13%	11.7%	5.0%	125,195	135,110	7.9%
Taxes and contributions	52,589	10%	56,247	11%	59,295	11%	5.4%	12.8%	103,983	115,542	11.1%
Insfrastructure	68,611	13%	61,586	12%	70,408	13%	14.3%	2.6%	130,009	131,994	1.5%
Minor expenses(1)	54,338	10%	36,258	7%	42,538	8%	17.3%	-21.7%	109,973	78,796	-28.4%
Systems outsourcing	55,254	10%	50,835	10%	56,770	10%	11.7%	2.7%	110,641	107,606	-2.7%
Programs and systems	57,912	11%	58,808	12%	62,295	11%	5.9%	7.6%	113,369	121,103	6.8%
Communications	22,284	4%	19,249	4%	21,301	4%	10.7%	-4.4%	41,423	40,550	-2.1%
Rent	45,846	8%	43,477	9%	45,238	8%	4.1%	-1.3%	89,824	88,715	-1.2%
Consulting	48,498	9%	29,473	6%	36,888	7%	25.2%	-23.9%	79,742	66,361	-16.8%
Channels	47,109	9%	47,801	10%	54,964	10%	15.0%	16.7%	92,003	102,766	11.7%
Others (1)(2)	20,712	4%	28,834	6%	39,513	7%	37.0%	90.8%	33,358	68,347	104.9%
Total administrative, general and tax expenses	541,054	100%	496,375	100%	560,514	100%	12.9%	3.6%	1,029,520	1,056,889	2.7%

(1) Since 1Q18, the minor expenses account has decreased because it no longer includes the transfer cost between Pacífico EPS and Pacífico Vida and the others account has increased because it no longer considers the elimination of those expenses..

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The QoQ increase in Administrative, general and tax expenses was due to:

(i)	Higher expenses in the infrastructure account (which includes expenses for security personnel and maintenance) due to an increase in the minimum wage in May.

(ii)	The increase in marketing expenses was attributable primarily to BCP Stand-alone due to higher payments for LATAM kilometer campaigns and expenses for the World Cup and Mother’s Day campaigns in the social networks.

(iii)	Consulting, mainly at BCP Stand-alone due to projects to improve commission and interest by exploring digital banking solutions and defining the strategy for retail banking.

(iv)	The increase in the others account, mainly due to a reduction in eliminations for consolidation among the group’s companies.

The YoY increase was attributable to higher expenses for channels, particularly in commissions paid to Agentes BCP due to higher income for drafts and transfers as explained in chapter 5.1.2. Banking Business. The aforementioned was slightly attenuated by lower expenses of Consulting given that in 2Q17, projects were underway with Mckinsey to develop a digital transformation strategy for BCP Stand-alone.

In the accumulated analysis (1H18 vs 1H17), administrative and general expenses increased slightly due to a variation in expenses in channels, as mentioned above, and to higher spending for marketing due to an increase in BCP’s payments for the LATAM kilometers program. The aforementioned was slightly attenuated by higher spending on consulting to develop the Transformation project in 1H17.

7.2. Operating Expenses / Total Average Assets Ratio

In terms of the operating expenses/average total assets ratio, the QoQ increase was due to seasonal effects on operating expenses. In the annual analysis, the deterioration is due to a higher increase, proportionally speaking, in operating expenses than in average total assets due to the reasons outlined above.

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Operating Expenses / Total Average Assets Ratio

The figure below depicts the evolution of the variation of operating costs with regard to average assets over the last 4 years. It is important to note that the levels obtained over the last few years have improved in comparison to 2014. This is mainly due to on-going control and management of operating expenses in a low-growth context for assets and for loans, particularly in 2016 and 2017.

QoQ % of Change QoQ of Operating Expenses and Total Average Assets

7.3. Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacifico	Prima	Credicorp Capital	Credicorp
2Q17	42.1%	54.0%	54.4%	22.4%	27.0%	43.8%	88.6%	43.8%
1Q18	39.2%	49.6%	63.8%	23.5%	31.8%	49.8%	108.6%	42.8%
2Q18	40.9%	49.0%	65.9%	24.4%	31.9%	43.0%	106.8%	43.9%
Var. QoQ	170 bps	-60 bps	210 bps	90 bps	10 bps	-680 bps	-180 bps	110 bps
Var. YoY	-120 bps	-500 bps	1150 bps	200 bps	490 bps	-80 bps	1820 bps	10 bps
Acum Jun 2017	40.1%	54.7%	55.9%	22.3%	27.2%	43.8%	99.0%	42.8%
Acum Jun 2018	40.1%	49.3%	64.9%	23.9%	31.8%	46.3%	107.7%	43.3%
% change Jun 18 / Jun 17	0 bps	-540 bps	900 bps	160 bps	460 bps	250 bps	870 bps	50 bps

(1)	(Total expenses + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).
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Given the seasonality on operating expenses, the QoQ analysis reveals the bulk of this effect, which is mainly attributable to the higher administrative and general expenses, as explained in chapter 7.1 Credicorp’s administrative, general and taxes expenses.

In the YoY analysis, which eliminates the seasonality effect, shows a stable efficiency ratio with a slight deterioration of 10 bps. It is important to mention (i) stability in the efficiency ratio of BCP Stand-alone despite significant expenses for the Transformation strategic initiative, and (ii) the improvement in operating efficiency at Mibanco. The positive performance of these two subsidiaries significantly attenuated the deterioration posted at other subsidiaries.

It is important to note that Credicorp Capital’s efficiency ratio, under Credicorp’s methodology, is over 100% because it does not include all the components of its core income4. If we include all of Credicorp Capital’s core income, the efficiency ratio was situated between 75%-85% over the last few quarters.

In the majority of the subsidiaries that posted a deterioration in operating efficiency, the drop was due to a decrease in income; nevertheless, operating expenses have been well managed and have posted very limited growth.

(4) The core income of Credicorp Capital includes all the accounts consider in the operating income of Credicorp and the net gain on sales of securities.

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8.	Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(208,952)	(210,310)	(208,754)	-0.7%	-0.1%
Capital Surplus	271,561	199,996	248,535	24.3%	-8.5%
Legal and Other capital reserves (1)	15,865,972	17,578,906	17,555,309	-0.1%	10.6%
Minority interest (2)	349,354	376,990	313,149	-16.9%	-10.4%
Loan loss reserves (3)	1,288,931	1,355,885	1,389,348	2.5%	7.8%
Perpetual subordinated debt	813,250	806,750	818,000	1.4%	0.6%
Subordinated Debt	5,001,933	4,421,708	4,479,672	1.3%	-10.4%
Investments in equity and subordinated debt of financial and insurance companies	(751,329)	(613,241)	(584,750)	-4.6%	-22.2%
Goodwill	(632,707)	(641,505)	(635,829)	-0.9%	0.5%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	23,317,006	24,594,173	24,693,674	0.4%	5.9%

Tier I (5)	12,603,980	13,615,257	13,632,682	0.1%	8.2%
Tier II (6) + Tier III (7)	10,713,027	10,978,916	11,060,992	0.7%	3.2%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,583,872	17,683,008	18,561,511	5.0%	11.9%
Insurance Consolidated Group (ICG) Capital Requirements	974,207	926,264	952,127	2.8%	-2.3%
FCG Capital Requirements related to operations with ICG (8)	(259,450)	(256,143)	(296,132)	15.6%	14.1%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	17,298,629	18,353,128	19,217,507	4.7%	11.1%
Regulatory Capital Ratio (A) / (B)	1.35	1.34	1.28
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 12,071 million) and optional capital reserves (S/ 5,484 million).

(2) Minority interest includes Tier I (S/ 313 million).

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp maintained a comfortable capitalization level at the end of 2Q18, which represented 1.28 times the capital required by the regulator in Peru. This ratio fell slightly QoQ due to an increase in the total regulatory capital requirement (+4.7% QoQ), which was partially attenuated by an increase in Credicorp’s capital level (0.4% QoQ). In the first case, the QoQ increase in the requirement was due primarily to expansion in the financial business due to favorable loan growth at BCP Consolidated. Capital generation at Credicorp reflected net income in 2Q18, which increased retained earnings for the period.

The YoY analysis reveals a reduction in the regulatory capital ratio, which fell from 1.35 in 2Q17 to 1.28 in 2Q18. This drop was attributable to an increase in Credicorp’s regulatory capital requirement, which rose +11.1% YoY due to growth in the banking business. Regulatory capital grew only 5.9% YoY, which was mainly attributable to an increase in special reserves and restricted special reserves of +10.6% YoY as part of the distribution of net income attained in 2017.

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8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Jun 17	Mar 18	Jun 18	QoQ	YoY
Capital Stock	7,933,342	8,770,365	8,770,365	0.0%	10.6%
Legal and Other capital reserves	3,885,494	4,184,303	4,184,303	0.0%	7.7%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,135,491	1,146,746	1,175,836	2.5%	3.6%
Perpetual subordinated debt	731,925	645,400	654,400	1.4%	-10.6%
Subordinated Debt	4,478,286	4,041,960	4,098,116	1.4%	-8.5%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,242,614)	(1,275,333)	(1,323,742)	3.8%	6.5%
Investment in subsidiaries and others	(1,388,099)	(1,567,782)	(1,728,854)	10.3%	24.5%
Unrealized profit and net income in subsidiaries	145,486	292,449	405,113	38.5%	178.5%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	16,799,842	17,391,358	17,437,194	0.3%	3.8%
Off-balance sheet	30,829,912	32,849,193	81,688,289	148.7%	165.0%
Tier 1 (2)	11,807,371	12,840,318	12,825,113	-0.1%	8.6%
Tier 2 (3) + Tier 3 (4)	4,992,471	4,551,040	4,612,081	1.3%	-7.6%
Total risk-weighted assets	100,527,444	109,285,520	115,681,027	5.9%	15.1%
Market risk-weighted assets (5)	1,198,004	1,870,259	1,118,132	-40.2%	-6.7%
Credit risk-weighted assets	90,839,316	98,592,033	105,677,561	7.2%	16.3%
Operational risk-weighted assets	8,490,124	8,823,228	8,885,333	0.7%	4.7%
Adjusted Risk-Weighted Assets	99,945,976	108,539,396	114,929,164	5.9%	15.0%
Total risk-weighted assets	100,527,444	109,285,520	115,681,027	5.9%	15.1%
(-) RWA Intangible assets, excluding goodwill.	581,469	1,304,099	1,334,862	2.4%	129.6%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	557,976	582,998	4.5%	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,465,353	13,662,112	14,402,739	5.4%	15.5%
Market risk capital requirement (5)	119,800	187,026	111,813	-40.2%	-6.7%
Credit risk capital requirement	9,083,932	9,859,203	10,567,756	7.2%	16.3%
Operational risk capital requirement	849,012	882,323	888,533	0.7%	4.7%
Additional capital requirements	2,412,609	2,733,560	2,834,636	3.7%	17.5%

Capital ratios
Tier 1 ratio (6)	11.75%	11.75%	11.09%
Common Equity Tier 1 ratio (7)	11.54%	11.22%	11.11%
BIS ratio (8)	16.71%	15.91%	15.07%
Risk-weighted assets / Regulatory capital (9)	5.98	6.28	6.63

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

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At the end of 2Q18, the BIS ratio was situated at 15.07%, which is lower than the figure registered at the end of 1Q18 (15.91%). It is important to note that this ratio reaches its highest point every 1Q when the Annual General Meeting of Shareholders approves the capitalization of retained earnings and the constitution of special reserves and restricted special reserves as part of the plan to distribute the net income attained in 2017. The reduction in the BIS ratio was due to a significant increase in risk-weighted assets (+5.9% QoQ), which was attributable to loan growth.

The Tier 1 ratio dropped from 11.75% in 1Q18 to 11.09% in 2Q18 due to a slight drop in Tier 1 (-0.1% QoQ) versus significant growth in RWAs (5.9%). It is important to remember that this ratio reaches its highest level in 1Q every year.

Finally, the Common equity tier 1 ratio (CET1), which is considered the most rigorous ratio with which to measure capitalization levels, registered a contraction of -11 bps QoQ after significant growth was reported in adjusted risk-weighted assets (5.9% QoQ).

It is important to consider that from this quarter and on the adjusted RWAs consider a new requirement from the Supervisor. The adjustment implies the inclusion of undrawn credit facilities for the calculation of RWAs. Without the adjustment required by the Supervisor, the BIS ratio would have decreased less than the reported figure and the CET1 ratio would have increased, as shown in the table below:

	Reported					Without SBS change requirement
		As of		% change		As of	% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY	Jun 18	QoQ	YoY
Common Equity Tier 1 ratio	11.54%	11.22%	11.11%	-11 bps	-43 bps	11.37%	15 bps	26 bps
BIS ratio	16.71%	15.91%	15.07%	-84 bps	-163 bps	15.42%	-49 bps	35 bps

Common Equity Tier 1 Ratio – BCP Stand-alone

March 2018	June 2018

(1) Includes investments in BCP Bolivia and other subsidiaries.

44

9.	Banking business’s Distribution channels

	As of			% change (units)
	Jun 17	Mar 18	Jun 18	QoQ	YoY
Branches	451	438	435	-3	-16
ATMs	2,339	2,321	2,326	5	-13
Agentes BCP	6,017	6,191	6,456	265	439
Total BCP's Network	8,807	8,950	9,217	267	410
Total Mibanco's Network (1)	320	325	327	2	7
Total Peru's Network	9,127	9,275	9,544	269	417
Branches	51	55	54	-1	3
ATMs	263	275	274	-1	11
Agentes BCP Bolivia	178	248	289	41	111
Total Bolivia's Network	492	578	617	39	125
Total Banking Business Network (2)	9,619	9,853	10,161	308	542

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches,

which in Jun 17, Mar 18 and Jun 18 were 40, 38 and 38 respectively.

(2) ASB not included.

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia boasted 10,161 points of contact at the end of 2Q18. This reflects an increase of 308 points QoQ.

BCP Stand-alone posted a total of 9,217 points of contact at the end of 2Q18, which represented an increase of 267 points QoQ. This was due primarily to an increase in Agentes BCP (+265 QoQ) given that during the first quarter, the portfolio of Agentes is cleaned up and new incorporations are reflected in the second quarter of every year. Growth in this channel is part of the bank’s strategy to grow cost-efficient channels to reach a goal of 6600 Agentes BCP.

At Mibanco, the number of offices remained stable QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion to use its branches throughout the country to reduce operating costs. At the end of 2Q18, these branches represented 12% (38) of the total of 327 offices.

BCP Bolivia increased its points of contact by 39 QoQ in 2Q18. This was attributable to an increase in the number of Agentes BCP Bolivia as part of a growth strategy to reach a total of 300 Agentes at the end of 2018.

In the YoY analysis, the total number of points of contact at BCP Stand-alone increased 410 units, mainly due to growth in Agentes BCP (+439). The number of branches fell by 16 YoY, in line with the banking penetration strategy and with efforts to promote client migration to lower-cost channels.

Mibanco increased the total number of branches (+7 YoY) due to on-going expansion. BCP Bolivia posted growth in its points of access (+125 YoY), which was due primarily to an increase in Agentes.

Points of contact – BCP Stand-alone

	As of			% change (units)
	Jun 17	Mar 18	Jun 18	QoQ	YoY
Lima	282	276	273	-3	-9
Provinces	169	162	162	0	-7
Total Branches	451	438	435	-3	-16
Lima	1,578	1,531	1,533	2	-45
Provinces	761	790	793	3	32
Total ATM's	2,339	2,321	2,326	5	-13
Lima	3,155	3,269	3,351	82	196
Provinces	2,862	2,922	3,105	183	243
Total Agentes BCP	6,017	6,191	6,456	265	439
Total points of contact	8,807	8,950	9,217	267	410

45

This quarter, points of contact at BCP Stand-alone increased by 267; Lima registered an increase of 81 points and the provinces, 186.

In the YoY analysis, the significant growth in total points of contact is due mainly to the increase of 439 Agentes BCP, both in Lima (+196) and in the Provinces (+243). It is important to note that the plan for expansion is based on the historic evolution of this channel in each territory with an eye on achieving growth targets at the national level. Higher growth has been planned for the provinces given that profit margins are higher there.

The aforementioned offset the reduction in Branches and ATMs. Branches were eliminated in both Lima and the provinces due to migration to most cost-effective channels. In terms of ATMs, Lima reported a drop YoY (-45) after ATMS at the branch level were removed. In the provinces, the number of ATMs increased (+32) as new sites were set up in branches and at neutral points.

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	2Q17%		1Q18%		2Q18%		QoQ	YoY
Traditional	Teller	8,032,558	7.0%	7,989,543	6.2%	8,029,752	6.1%	0.5%	0.0%
channels	Telephone banking	3,444,444	3.0%	4,502,039	3.5%	4,738,082	3.6%	5.2%	37.6%
Cost-efficient	Agentes BCP	16,756,666	14.7%	19,147,059	14.8%	20,936,116	15.9%	9.3%	24.9%
channels	ATMs	20,322,610	17.8%	21,733,218	16.8%	20,892,105	15.9%	-3.9%	2.8%
Digital	Mobile banking	22,820,770	20.0%	35,607,617	27.5%	41,967,471	32.0%	17.9%	83.9%
channels	Internet banking Via BCP	19,063,071	16.7%	14,087,742	10.9%	7,330,994	5.6%	-48.0%	-61.5%
	Balance inquiries	2,252,493	2.0%	1,716,853	1.3%	1,754,730	1.3%	2.2%	-22.1%
	Telecrédito	9,642,090	8.4%	10,415,356	8.1%	10,744,973	8.2%	3.2%	11.4%
Others	Direct debit	650,734	0.6%	615,195	0.5%	667,155	0.5%	8.4%	2.5%
	Points of sale P.O.S.	11,161,763	9.8%	13,251,916	10.3%	14,035,053	10.7%	5.9%	25.7%
	Other ATMs netw ork	202,417	0.2%	201,712	0.2%	206,892	0.2%	2.6%	2.2%
	Total transactions	114,349,615	100.0%	129,268,250	100.0%	131,303,325	100.0%	1.6%	14.8%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions remained stable QoQ while an increase of 14.8% was evident in the YoY analysis. It is important to note that in 2Q18, the increase in the transactions volume was associated mainly with Mobile Banking (+17.9%), which continued to significantly increase its share of total transactions, reaching a level lof 32.0% in 2Q18; this reflects our strategy to migrate to digital channels.

Internet Banking Vía BCP posted the largest drop in its transaction volume (-48.0% QoQ), followed by ATMs (-3.9% QoQ).

In the YoY analysis there was an increase in the monthly average of transactions, which was due mainly to an increase in the volume in the following channels:

(i)	Mobile Banking (+83.9% YoY) continues to increase its through mobile applications “Banca Celular BCP” and “Tus Beneficios BCP” via growth in time deposits, confirmation operations with digital tokens, and loan or service payments.

(ii)	Agentes BCP (+24.9% YoY), due to growth in drafts that was driven by a radio campaign (national and provisions radio stations) in the month of May and June. This channel also experienced growth in deposits, withdrawals and service payments (an option to pay light bills in the provinces was set up) as part of our World Cup campaign.

(iii)	Points of sale P.O.S (+25.7% YoY), where the increase was due primarily to World Cup campaigns for debit card clients and to a higher penetration of VISANET. This venue’s share of total the total monthly transactions average increased to 10.7% in 2Q18 vs. 9.8% in 2Q17.

The channels that experienced a drop in transactions YoY were: (i) Internet Banking VíaBCP (-61.5%), which was due to an increase in Mobile Banking, which offers similar functions to those found in Internet Banking and (ii) Balance Inquiry (-22.1%).

46

Transformation Strategy – BCP Stand-alone

(1) Not including Telecredito, Direct debit, POS and Other ATMs network

(2) Includes: Internet banking Via BCP, Mobile banking and Balance inquiries

(3) Numbers as of June 2018

It is important to note that future growth in banking in the region will be concentrated mainly in digital channels; as such, Credicorp will continue to increase its strategic position in these cost-effective venues. This is in line with Credicorp’s Transformation Strategy and is the driving force behind the fact that Mobile Banking posted the highest growth in the total transactions volume.

47

10.       Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019
GDP (US$ Millions)	192,353	195,707	215,411	230,506	243,222
Real GDP (% change)	3.3	4.0	2.5	4.0	3.7
GDP per capita (US$)	6,165	6,213	6,774	7,159	7,484
Domestic demand (% change)	2.9	1.1	1.6	4.0	3.7
Total consumption (% change)	4.9	2.7	2.3	3.2	3.5
Private Consumption (% change)	4.0	3.3	2.5	3.3	3.6
Gross fixed investment (as % GDP)	25.1	23.0	22.4	22.4	22.7
Private Investment (% change)	-4.2	-5.7	0.3	4.5	6.0
Public Investment (% change)(1)	-9.5	0.2	-2.8	4.0	0.8
Public Debt (as % GDP)	23.0	23.6	24.7	26.0	27.0
System loan growth (% change)(2)	17.3	3.9	4.3	-	-
Inflation(3)	4.4	3.2	1.4	2.5	2.5
Reference Rate	3.75	4.25	3.25	2.75	3.50
Exchange rate, end of period	3.41	3.36	3.24	3.25-3.30	3.30-3.35
Exchange rate, (% change)	14.6%	-1.7%	-3.6%	1.0%	1.5%
Fiscal balance (% GDP)	-2.1	-2.6	-3.1	-2.8	-2.8
Trade balance (US$ Millions)	-2,916	1,888	6,266	7,000	6,000
(As % GDP)	-1.5%	1.0%	2.9%	3.0%	2.5%
Exports	34,414	37,020	44,918	50,200	52,500
Imports	37,330	35,132	38,652	43,200	46,500
Current account balance (US$ Millions)	-9,169	-5,303	-2,716	-4,108	-4,864
(As % GDP)	-4.8%	-2.7%	-1.3%	-1.8%	-2.0%
Net international reserves (US$ Millions)	61,485	61,686	63,621	62,600	64,400
(As % GDP)	32.0%	31.5%	29.5%	27.2%	26.5%
(As months of imports)	20	21	20	17	17

Source: Estimates by BCP Economic Research as of July 2018; INEI, BCRP, and SBS.

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Multiple Banking, Current Exchange Rate.

(3) Inflation target: 1% - 3%.

48

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

In 1Q18, GDP grew +3.2% YoY due to an increase in domestic demand of +4.0% YoY (1Q17: -0.4%). On the private spending side, private consumption (+3.2%, maximum level in 6 quarters) and private investment (+5.3%, third consecutive quarter of expansion) stood out. It is important to note that non-mining private investment grew +3.2% YoY after having contracted in 4Q17, in line with the increase in internal consumption of cement and in imports of capital goods from non-mining sectors.

In 2Q18, GDP expanded close to +6% YoY, which represented the highest point reached in the last 18 quarters and almost one fifth of growth is estimated to be attributable to fishing and primary manufacturing. It is important to note that the quota for the first fishing season for anchoveta was 3.3 million metric tons (MT), a record high for the past 7 years. Non-primary sectors are estimated to have grown around +5.5% YoY to post the maximum level seen in 19 quarters.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

Annual inflation closed at 1.4% YoY in 2Q18 (1Q18: 0.4%), falling within BCRP’s target range (1%-3%) for the first time in 4 months. According to BCRP, the increase in the Selective Consumption Tax (ISC) at the beginning of May had an aggregated effect on inflation of 30 bps; this was a one-off effect. Inflation without food and energy was situated at 2.2% YoY (1Q18: 2.0% YoY), remaining around the mid-point of the target range.

In 2Q18, BCRP maintained its rate at 2.75% (after having cut the rate 50 bps in 1Q18). The entity announced that the economy was showing signs of improvement, but was still performing below potential. In this context, the Board of BCRP decided it would be best to maintain monetary stimulus in a context marked by converging inflation and inflation expectations that are anchored to the target range.

49

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

The annualized fiscal deficit at the end of 2Q18 was situated at 2.2% of GDP (1T18: 3.0%). The decline in the fiscal deficit is primarily due to a recovery in fiscal revenues for the third consecutive quarter; this represented 18.9% of GDP (1Q18: 18.2%). In the first six months of the year, fiscal revenues increased 18% YoY, which was primarily due to an increase in tax revenues (+23%). The components that posted the highest growth in collections were: (i) Income Tax (+22%), (ii) IGV (+13%), and the (iii) Selective Consumption Tax (+8%). Unlike revenue, non-financial expenses at the General Government level have remained stable at 20.0% of GDP (1Q18: 20.0%). Between January and June 2018, current spending increased +8.0% YoY (employee salaries and benefits: +11.4%) while public investment grew +20.9% YoY.

At the end of May 2018, the 12-month rolling trade balance reported a surplus of US$ 7,245 million (highest point since mid-2012). The solid commercial surplus was due primarily to the increase in exports (+18.5%), led by copper exports (+29.4%). It is important to note that in 2Q18, the average copper price increased +21.4% with regard to the same quarter last year. Non-traditional exports also accelerated and grew +12.5% YoY, which represents a record high since 2012. At the end of June 2018, 12-month rolling imports rose +11.8% YoY, mainly due to an increase in imports of inputs (+15.5%).

Exchange rate (S/ per US$)

Source: SBS

50

In 2Q18, the exchange rate closed at 3.272 Soles per American Dollar; this represented a +1.4% depreciation in the Sol with regard to the figure at the end of 1Q18 and a YTD depreciation of 1% (3.241 Soles per American Dollar). Since May, the exchange rate has oscillated within a range of 3.25-3.30 Soles per US Dollar due to different factors in the international environment, including the reversal of capital flows to emerging countries in May and the escalation of commercial tensions between the USA and China.

In 2Q18, all of the region’s currencies depreciated. The depreciation of the Sol (+1.4%) was lower than that of the Colombian Peso (+4.9%), Chilean Peso (+8.3%), Mexican Peso (+9.5%) and Brazilian Real (+17.3%). Additionally, in 2Q18, BCRP intervened in the exchange rate market on very few occasions, placing readjustable certificates of deposit (RCD) from BCRP and Sales of Foreign Exchange Swaps for a total of US$ 539 million in a context of high depreciation of currencies throughout the region. Thus far this year, BCRP has accumulated net purchases for US$ 184 million (net purchases 2017: US$ 5,246 million). At the end of 2Q18, Net International Reserves were situated at US$ 59,079 million (1Q18: US$ 62,032 million) while the exchange rate position was situated at US$ 38,120 million (1T18: US$ 38,101 million).

51

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

52

11.	Appendix

11.1.	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/    thousands, IFRS)

	As of			% change
	2Q17	1Q18	2Q18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,471,422	4,888,902	5,271,950	7.8%	17.9%
Interest bearing	25,588,969	22,363,543	19,558,113	-12.5%	-23.6%
Total cash and due from banks	30,060,391	27,252,445	24,830,063	-8.9%	-17.4%

Fair value through profit or loss investments	4,686,995	8,312,081	4,986,068	-40.0%	6.4%

Loans	93,670,216	100,570,511	102,766,633	2.2%	9.7%
Current	90,921,169	97,575,294	99,653,619	2.1%	9.6%
Internal overdue loans	2,749,047	2,995,217	3,113,014	3.9%	13.2%
Less - allow ance for loan losses	(4,323,480)	(4,805,105)	(4,819,704)	0.3%	11.5%
Loans, net	89,346,736	95,765,406	97,946,929	2.3%	9.6%

Fair value through other comprehensive income investments	22,016,939	22,673,306	23,291,981	2.7%	5.8%
Amortized cost investments	5,086,185	4,077,491	4,156,770	1.9%	-18.3%
Reinsurance assets	690,947	674,320	706,419	4.8%	2.2%
Premiums and other policyholder receivables	604,040	707,241	709,294	0.3%	17.4%
Property, plant and equipment, net	1,672,321	1,594,786	1,564,188	-1.9%	-6.5%
Due from customers on acceptances	478,117	721,061	801,248	11.1%	67.6%
Investments in associates (1)	671,064	705,050	714,836	1.4%	6.5%
Other assets (2)	7,134,327	8,060,598	7,449,443	-7.6%	4.4%

Total assets	162,448,062	170,543,785	167,157,239	-2.0%	2.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	24,051,059	26,464,658	24,630,138	-6.9%	2.4%
Interest bearing	67,988,073	71,728,447	72,914,097	1.7%	7.2%
Total deposits and obligations	92,039,132	98,193,105	97,544,235	-0.7%	6.0%

BCRP instruments	8,989,728	6,494,792	4,578,878	-29.5%	-49.1%
Repurchase agreements (3)	2,700,084	2,867,326	2,710,701	-5.5%	0.4%
Due to banks and correspondents	8,066,962	7,824,148	8,057,222	3.0%	-0.1%
Bonds and subordinated debt	15,295,673	15,318,649	15,283,893	-0.2%	-0.1%
Acceptances outstanding	478,117	721,061	801,248	11.1%	67.6%
Reserves for property and casualty claims	1,159,300	1,202,608	1,244,312	3.5%	7.3%
Reserve for unearned premiums	5,990,833	6,393,957	6,617,540	3.5%	10.5%
Reinsurance payable	377,100	436,901	435,841	-0.2%	15.6%
Other liabilities	6,097,976	9,304,565	7,581,544	-18.5%	24.3%
Total liabilities	141,194,905	148,757,112	144,855,414	-2.6%	2.6%

Net equity	20,802,017	21,312,210	21,889,218	2.7%	5.2%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,952)	(210,310)	(208,754)	-0.7%	-0.1%
Capital surplus	271,561	199,996	248,535	24.3%	-8.5%
Reserves	15,865,972	17,578,906	17,555,308	-0.1%	10.6%
Unrealized gains (losses)	1,568,865	1,145,570	816,708	-28.7%	-47.9%
Retained earnings	1,985,578	1,279,055	2,158,428	68.8%	8.7%

Non-controlling interest	451,140	474,463	412,607	-13.0%	-8.5%

Total equity	21,253,157	21,786,673	22,301,825	2.4%	4.9%

Total liabilities and net shareholders' equity	162,448,062	170,543,785	167,157,239	-2.0%	2.9%

Contingent credits	61,671,010	64,544,280	114,863,672	78.0%	86.3%
Total performance bonds, stand-by and L/Cs.	17,590,872	18,442,011	18,891,761	2.4%	7.4%
Undraw ned credit lines, advised but not committed	24,296,044	23,211,153	72,238,593	211.2%	197.3%
Total derivates (notional) and others	19,784,094	22,891,115	21,825,244	-4.7%	10.3%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in a individual account.

53

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Interest income and expense
Interest and dividend income	2,715,901	2,789,927	2,812,623	0.8%	3.6%	5,455,680	5,602,550	2.7%
Interest expense (1)	(747,989)	(746,240)	(749,805)	0.5%	0.2%	(1,474,682)	(1,496,045)	1.4%
Net interest income	1,967,912	2,043,687	2,062,818	0.9%	4.8%	3,980,998	4,106,505	3.2%

Provision for loan losses, net of recoveries	(433,219)	(371,024)	(313,172)	-15.6%	-27.7%	(969,713)	(684,196)	-29.4%

Non-financial income
Fee income (1)	721,983	749,692	766,994	2.3%	6.2%	1,403,031	1,516,686	8.1%
Net gains on foreign exchange transactions (2)	160,256	162,295	180,669	11.3%	12.7%	326,742	342,964	5.0%
Net gains on sales of securities	83,151	92,389	(8,756)	-109.5%	-110.5%	140,972	83,633	-40.7%
Net gains from associates (3)	5,974	8,387	9,506	13.3%	59.1%	11,997	17,893	49.2%
Net gains on derivatives (4)	15,313	(312)	14,597	-4778.5%	-4.7%	69,654	14,285	-79.5%
Result on exchange difference (2)	2,305	5,889	1,031	-82.5%	-55.3%	11,375	6,920	-39.2%
Other income	69,771	82,876	84,009	1.4%	20.4%	138,516	166,885	20.5%
Total non-financial income, net	1,058,753	1,101,216	1,048,050	-4.8%	-1.0%	2,102,287	2,149,266	2.2%

Insurance underwriting result
Net earned premiums	466,375	508,202	511,960	0.7%	9.8%	931,679	1,020,162	9.5%
Net claims	(278,265)	(294,745)	(300,845)	2.1%	8.1%	(559,229)	(595,590)	6.5%
Acquisition cost	(61,665)	(97,548)	(98,556)	1.0%	59.8%	(123,726)	(196,104)	58.5%
Total insurance underwriting result	126,445	115,909	112,559	-2.9%	-11.0%	248,724	228,468	-8.1%

Total expenses
Salaries and social benefits	(746,499)	(777,345)	(780,827)	0.4%	4.6%	(1,499,765)	(1,558,172)	3.9%
Administrative, general and tax expenses	(541,054)	(496,375)	(560,514)	12.9%	3.6%	(1,029,520)	(1,056,889)	2.7%
Depreciation and amortization	(113,958)	(116,699)	(115,729)	-0.8%	1.6%	(229,845)	(232,428)	1.1%
Other expenses	(51,676)	(49,325)	(66,770)	35.4%	29.2%	(101,168)	(116,095)	14.8%
Total expenses	(1,453,187)	(1,439,744)	(1,523,840)	5.8%	4.9%	(2,860,298)	(2,963,584)	3.6%

Operating income	1,266,704	1,450,044	1,386,415	-4.4%	9.5%	2,501,998	2,836,459	13.4%
Income taxes	(324,771)	(385,392)	(388,011)	0.7%	19.5%	(650,439)	(773,403)	18.9%

Net income	941,933	1,064,652	998,404	-6.2%	6.0%	1,851,559	2,063,056	11.4%
Non-controlling interest	21,713	26,844	20,566	-23.4%	-5.3%	41,764	47,410	13.5%
Net income attributed to Credicorp	920,220	1,037,808	977,838	-5.8%	6.3%	1,809,795	2,015,646	11.4%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Includes the agreement between Grupo Pacifico and Banmedica.

(4) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

54

11.2. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,056,823	4,487,580	4,848,683	8.0%	19.5%
Interest bearing	23,566,852	20,551,162	17,844,584	-13.2%	-24.3%
Total cash and due from banks	27,623,675	25,038,742	22,693,267	-9.4%	-17.8%

Fair value through profit or loss investments	2,675,444	4,190,860	796,848	-81.0%	-70.2%

Loans	85,103,689	91,979,338	93,710,313	1.9%	10.1%
Current	82,464,098	89,117,161	90,728,345	1.8%	10.0%
Internal overdue loans	2,639,591	2,862,177	2,981,968	4.2%	13.0%
Less - allowance for loan losses	(4,116,234)	(4,576,672)	(4,590,459)	0.3%	11.5%
Loans, net	80,987,455	87,402,666	89,119,854	2.0%	10.0%

Fair value through other comprehensive income investments	10,003,821	12,111,102	12,640,745	4.4%	26.4%
Amortized cost investments	4,779,835	3,754,289	3,854,695	2.7%	-19.4%
Property, plant and equipment, net	1,470,418	1,393,298	1,360,172	-2.4%	-7.5%
Due from customers acceptances	478,117	721,061	801,248	11.1%	67.6%
Other assets (1)	3,551,153	3,755,341	3,230,582	-14.0%	-9.0%
Total assets	131,569,918	138,367,359	134,497,411	-2.8%	2.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	80,169,363	86,771,759	85,925,517	-1.0%	7.2%
Demand deposits	24,761,053	27,674,773	25,739,587	-7.0%	4.0%
Saving deposits	24,467,895	27,881,626	27,730,886	-0.5%	13.3%
Time deposits	23,721,680	24,336,239	24,990,143	2.7%	5.3%
Severance indemnity deposits (CTS)	7,039,767	6,676,449	7,275,824	9.0%	3.4%
Interest payable	178,968	202,672	189,077	-6.7%	5.6%

BCRP instruments	8,989,728	6,494,792	4,578,878	-29.5%	-49.1%
Repurchase agreements (2)	2,700,084	2,026,448	1,977,911	-2.4%	-26.7%
Due to banks and correspondents	8,512,365	8,069,930	8,368,396	3.7%	-1.7%
Bonds and subordinated debt	14,244,088	14,528,362	14,524,087	0.0%	2.0%
Acceptances outstanding	478,117	721,061	801,248	11.1%	67.6%
Other liabilities (3)	2,510,550	5,062,028	2,860,226	-43.5%	13.9%
Total liabilities	117,604,295	123,674,380	119,036,263	-3.8%	1.2%

Net shareholders' equity	13,825,373	14,541,053	15,326,366	5.4%	10.9%
Capital stock	7,639,962	8,476,984	8,476,984	0.0%	11.0%
Reserves	3,666,632	3,965,441	3,965,441	0.0%	8.1%
Unrealized gains and losses	56,746	58,754	28,364	-51.7%	-50.0%
Retained earnings	1,007,086	1,158,354	1,126,930	-2.7%	11.9%
Income for the year	1,454,947	881,520	1,728,647	96.1%	18.8%
Non-controlling interest	140,250	151,926	134,782	-11.3%	-3.9%
Total equity	13,965,623	14,692,979	15,461,148	5.2%	10.7%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	131,569,918	138,367,359	134,497,411	-2.8%	2.2%

Off-balance sheet	49,765,645	53,750,677	103,835,732	93.2%	108.6%

 (1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in a individual account.

(3) Mainly includes other payable accounts.

55

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Interest income and expense
Interest and dividend income	2,416,342	2,479,454	2,494,735	0.6%	3.2%	4,833,741	4,974,189	2.9%
Interest expense	(672,773)	(651,655)	(648,776)	-0.4%	-3.6%	(1,329,211)	(1,300,431)	-2.2%
Net interest income	1,743,569	1,827,799	1,845,959	1.0%	5.9%	3,504,530	3,673,758	4.8%

Provision for loan losses, net of recoveries	(418,322)	(355,118)	(306,993)	-13.6%	-26.6%	(940,050)	(662,111)	-29.6%

Non financial income
Fee income	571,909	597,425	613,102	2.6%	7.2%	1,136,220	1,210,527	6.5%
Net gains on foreign exchange transactions (1)	149,556	155,019	171,602	10.7%	14.7%	304,442	326,621	7.3%
Net gains on sales of securities	31,097	38,288	(30,665)	-180.1%	-198.6%	42,742	7,623	-82.2%
Net gains on derivatives (2)	15,946	(3,395)	6,165	-281.6%	-61.3%	71,670	2,770	-96.1%
Result on exchange difference (1)	3,732	5,728	7,638	33.3%	104.7%	11,640	13,366	14.8%
Other income	51,304	63,930	64,259	0.5%	25.3%	86,781	128,189	47.7%
Total non financial income	823,544	856,995	832,101	-2.9%	1.0%	1,653,495	1,689,096	2.2%

Total expenses
Salaries and social benefits	(574,284)	(585,848)	(591,780)	1.0%	3.0%	(1,150,187)	(1,177,628)	2.4%
Administrative, general and tax expenses	(436,785)	(388,340)	(441,698)	13.7%	1.1%	(826,516)	(830,038)	0.4%
Depreciation and amortization	(88,927)	(91,317)	(89,953)	-1.5%	1.2%	(175,905)	(181,270)	3.0%
Other expenses	(39,658)	(38,593)	(54,064)	40.1%	36.3%	(73,299)	(92,657)	26.4%
Total expenses	(1,139,654)	(1,104,098)	(1,177,495)	6.6%	3.3%	(2,225,907)	(2,281,593)	2.5%

Operating income	1,009,137	1,225,578	1,193,572	-2.6%	18.3%	1,992,068	2,419,150	21.4%
Income taxes	(263,243)	(336,508)	(340,186)	1.1%	29.2%	(528,515)	(676,694)	28.0%
Non-controlling interest	(4,974)	(7,550)	(6,259)	-17.1%	25.8%	(8,606)	(13,809)	60.5%
Net income continuing operations	740,920	881,520	847,127	-3.9%	14.3%	1,454,947	1,728,647	18.8%
Net income discontinuing operations	-	-	-	0.0%	0.0%	-	-	0.0%
Net income	740,920	881,520	847,127	-3.9%	14.3%	1,454,947	1,728,647	18.8%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions. "

(2) Since 1Q17, “Net gain on derivatives” is reported as non-financial income rather than net interest income, as was the case in the past.

56

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	2Q17	1T18	2Q18	Jun 17	Jun 18
Profitability
Earnings per share (1)	0.085	0.101	0.097	0.170	0.200
ROAA (2)(3)	2.3%	2.5%	2.5%	2.3%	2.5%
ROAE (2)(3)	22.0%	23.6%	22.7%	21.1%	22.5%
Net interest margin (2)(3)	5.54%	5.48%	5.65%	5.60%	5.60%
Risk adjusted NIM (2)(3)	4.21%	4.42%	4.71%	4.10%	4.80%
Funding Cost (2)(3)(4)	2.36%	2.19%	2.23%	2.40%	2.20%

Quality of loan portfolio
IOL ratio	3.10%	3.11%	3.18%	3.10%	3.18%
NPL ratio	4.16%	4.08%	4.32%	4.16%	4.32%
Coverage of IOLs	155.9%	159.9%	153.9%	155.9%	153.9%
Coverage of NPLs	116.4%	122.0%	113.5%	116.4%	113.5%
Cost of risk (5)	1.97%	1.54%	1.31%	2.21%	1.41%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	44.3%	41.3%	42.5%	43.5%	42.0%
Oper. expenses as a percent. of total income - including all other items	44.9%	41.1%	44.0%	43.3%	42.7%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(6)	3.35%	3.07%	3.29%	3.30%	3.19%

Capital adequacy (7)
Total regulatory capital (S/ Million)	16,800	17,391	17,437	16,800	17,437
Tier 1 capital (S/ Million) (8)	11,807	12,840	12,825	11,807	12,825
Common equity tier 1 ratio (9)	11.54%	11.22%	11.11%	11.54%	11.11%
BIS ratio (10)	16.7%	15.9%	15.1%	16.7%	15.1%

Share Information
N° of outstanding shares (Million)	8,770.36	8,770.36	8,770.36	8,770.36	8,770.36

(1) Shares outstanding of 8,770 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

57

11.3. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Net interest income	438,853	485,902	490,270	0.9%	11.7%	878,468	976,172	11.1%
Provision for loan losses, net of recoveries	-98,700	-78,952	-102,861	30.3%	4.2%	-209,904	-181,813	-13.4%
Net interest income after provisions	340,153	406,950	387,409	31.2%	15.9%	668,564	794,359	-2.3%
Non-financial income	30,067	28,847	60,365	109.3%	100.8%	50,644	89,212	76.2%
Total expenses	-251,843	-257,473	-270,950	5.2%	7.6%	-507,306	-528,423	4.2%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	-28,790	-48,689	-51,168	5.1%	77.7%	-53,901	-99,857	85.3%
Net income	89,585	129,636	125,655	-3.1%	40.3%	158,000	255,291	61.6%
Efficiency ratio	54.0%	49.6%	49.0%	-60 bps	-500 bps	54.0%	49.0%	-500 pbs
ROAE	25.4%	30.6%	28.6%	-200 bps	320 bps	25.4%	28.6%	320 pbs
ROAE incl. goow dill	23.0%	28.1%	26.4%	-170 pbs	340 bps	23.0%	26.4%	340 pbs
L/D ratio	127.5%	128.4%	124.6%	-380 bps	-290 bps
IOL ratio	4.6%	5.0%	5.4%	40 bps	80 bps
NPL ratio	5.8%	6.4%	6.7%	30 bps	90 bps
Coverage of IOLs	199.8%	179.6%	168.6%	-1100 bps	-3120 bps
Coverage of NPLs	155.8%	140.9%	136.0%	-490 bps	-1980 bps
Branches (1)	320	325	327	2	7
Employees	10,295	10,083	10,165	82	-130

	As of			% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY
ASSETS
Cash and due from banks	969,097	920,376	891,262	-3.2%	-8.0%
Investments	1,780,779	2,066,837	2,062,243	-0.2%	15.8%
Total loans	8,963,786	9,650,729	9,804,137	1.6%	9.4%
Current	8,439,846	9,030,632	9,146,397	1.3%	8.4%
Internal overdue loans	408,552	486,400	530,593	9.1%	29.9%
Refinanced	115,387	133,697	127,147	-4.9%	10.2%
Allowance for loan losses	-816,489	-873,809	-894,680	2.4%	9.6%
Net loans	8,147,296	8,776,919	8,909,457	1.5%	9.4%
Property, plant and equipment, net	211,811	184,516	177,891	-3.6%	-16.0%
Other assets	518,945	626,001	541,482	-13.5%	4.3%
Total assets	11,627,928	12,574,648	12,582,334	0.1%	8.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,029,403	7,515,338	7,871,279	4.7%	12.0%
Due to banks and correspondents	1,724,059	1,956,571	1,760,587	-10.0%	2.1%
Bonds and subordinated debt	646,525	469,223	467,469	-0.4%	-27.7%
Other liabilities	769,344	935,442	662,248	-29.2%	-13.9%
Total liabilities	10,169,331	10,876,574	10,761,582	-1.1%	5.8%

Net equity	1,458,597	1,698,074	1,820,752	7.2%	24.8%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	11,627,928	12,574,648	12,582,334	0.1%	8.2%

(1) Includes Banco de la Nacion branches, which in June 17 were 40, in March 18 were 38 and in June 18 were 38.

58

11.4. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Net interest income	79,477	70,787	73,589	4.0%	-7.4%	156,732	144,376	-7.9%
Provision for loan losses, net of recoveries	-13,664	-14,872	-5,072	-65.9%	-62.9%	-27,144	-19,944	-26.5%
Net interest income after provisions	65,813	55,915	68,517	22.5%	4.1%	129,588	124,431	-4.0%
Non-financial income	31,161	35,238	34,833	-1.1%	11.8%	56,946	70,070	23.0%
Total expenses	-59,613	-62,843	-69,929	11.3%	17.3%	-118,827	-132,772	11.7%
Translation result	-10	-103	-54	-47.8%	442.6%	-15	-156	974.8%
Income taxes	-10,681	-9,727	-11,823	21.5%	10.7%	-21,429	-21,549	0.6%
Net income	26,670	18,480	21,544	16.6%	-19.2%	46,264	40,024	-13.5%
Efficiency ratio	54.4%	63.8%	65.9%	214 bps	1150 bps	55.9%	64.9%	900 bps
ROAE	17.9%	11.8%	13.9%	200 bps	-403 bps	15.6%	12.9%	-240 bps
L/D ratio	77.3%	79.7%	80.3%	63 bps	302 bps
IOL ratio	1.80%	2.03%	1.87%	-16 bps	7 bps
NPL ratio	2.24%	2.37%	2.20%	-17 bps	-4 bps
Coverage of IOLs	189.7%	169.6%	173.2%	361 bps	-1646 bps
Coverage of NPLs	152.4%	145.0%	146.6%	161 bps	-582 bps
Branches	51	55	54	-1	3
Agentes	178	248	289	41	111
ATMs	263	275	274	-1	11
Employees	1,750	1,722	1,726	4	-24

	As of			% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY
ASSETS
Cash and due from banks	1,730,317	1,228,815	1,437,539	17.0%	-16.9%
Investments	1,113,964	1,479,436	1,304,908	-11.8%	17.1%
Total loans	5,856,992	6,411,458	6,836,296	6.6%	16.7%
Current	5,725,735	6,259,579	6,685,572	6.8%	16.8%
Internal overdue loans	105,500	129,871	127,607	-1.7%	21.0%
Refinanced	25,758	22,008	23,117	5.0%	-10.3%
Allowance for loan losses	-200,084	-220,237	-220,997	0.3%	10.5%
Net loans	5,656,909	6,191,221	6,615,299	6.8%	16.9%
Property, plant and equipment, net	24,083	54,947	76,561	39.3%	217.9%
Other assets	84,918	90,105	90,140	0.0%	6.1%
Total assets	8,610,191	9,044,524	9,524,447	5.3%	10.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,576,689	8,045,861	8,511,654	5.8%	12.3%
Due to banks and correspondents	172,598	50,874	30,156	-40.7%	-82.5%
Bonds and subordinated debt	101,289	100,562	102,337	1.8%	1.0%
Other liabilities	150,025	236,150	247,139	4.7%	64.7%
Total liabilities	8,000,602	8,433,447	8,891,285	5.4%	11.1%

Net equity	609,590	611,077	633,162	3.6%	3.9%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	8,610,191	9,044,524	9,524,447	5.3%	10.6%

59

11.5. Credicorp Capital

Credicorp Capital	Quarter			% change		YTD		% change
S/ 000	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun
Net interest income	1,808	-9,981	-10,996	10.2%	-708%	2,229	-20,977	-1041.1%
Non-financial income	142,444	149,542	142,357	-4.8%	-0.1%	274,364	291,899	6.4%
Fee income	105,203	101,959	102,284	0.3%	-2.8%	187,371	204,243	9.0%
Net gain on foreign exchange transactions	10,948	5,778	9,576	65.7%	-12.5%	19,726	15,354	-22.2%
Net gain on sales of securities	24,818	33,898	23,404	-31.0%	-5.7%	55,614	57,302	3.0%
Derivative Result	81	2,537	8,886	250.3%	N/A	883	11,423	N/A
Result from exposure to the exchange rate	195	-226	-6,289	N/A	-3325.1%	-533	-6,515	N/A
Other income	1,199	5,596	4,496	-19.7%	275.0%	11,303	10,092	-10.7%
Total expenses (1)	-105,851	-112,782	-112,857	0.1%	6.6%	-213,822	-225,639	5.5%
Operating income	38,401	26,779	18,504	-30.9%	-51.8%	62,771	45,283	-27.9%
Income taxes	-11,767	-5,465	-7,164	31.1%	-39.1%	-17,841	-12,629	-29.2%
Non-controlling interest (2)	-240	-240	-211	-12.1%	-12.1%	-394	-451	14.5%
Net income	26,394	21,074	11,129	-47.2%	-57.8%	44,536	32,203	-27.7%

* Unaudited results.

(1) Includes: Salaries and employees’ benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Since 4Q17 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile have 100% percentage of Correval and IM Trust, respectively.

60

11.6. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	2Q17	1Q18	2Q18	QoQ	YoY
Total loans	853.0	792.5	764.6	-3.5%	-10.4%
Total investments	942.1	987.3	968.7	-1.9%	2.8%
Total assets	2,085.1	2,005.8	2,069.5	3.2%	-0.7%
Total deposits	1,790.3	1,402.1	1,590.3	13.4%	-11.2%
Net shareholder's equity	246.4	222.1	221.9	-0.1%	-9.9%
Net income	13.3	9.5	8.9	-6.2%	-32.8%

Interest earning assets

Interest earning assets *	Quarter			% change
US$ 000	2Q17	1Q18	2Q18	QoQ	YoY
Due from banks	245	166	264	59.1%	7.6%
Total loans	853	792	765	-3.5%	-10.4%
Investments	895	955	936	-1.9%	4.6%
Total interest earning assets	1,994	1,913	1,965	2.7%	-1.5%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	2Q17	1Q18	2Q18	QoQ	YoY
Deposits	1,790	1,402	1,590	13.4%	-11.2%
Borrowed Funds	10	290	197	-32.0%	1869.0%
Other liabilities	38	92	60	-34.3%	57.3%
Total liabilities	1,839	1,784	1,848	3.6%	0.5%

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Assets under management and Deposits (US$ Millions)

Portfolio distribution as of June 2018

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11.7. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands )

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Net earned premiums	470,708	511,859	512,847	0.2%	9.0%	939,713	1,024,706	9.0%
Net claims	278,266	294,744	300,846	2.1%	8.1%	559,230	595,590	6.5%
Net fees	128,331	140,181	142,596	1.7%	11.1%	255,194	282,777	10.8%
Net underwriting expenses	14,683	33,274	33,204	-0.2%	126.1%	26,841	66,478	147.7%
Underwriting result	49,428	43,660	36,202	-17.1%	-26.8%	98,448	79,861	-18.9%
Net financial income	124,112	120,026	119,643	-0.3%	-3.6%	245,296	239,669	-2.3%
Total expenses	99,358	104,117	104,412	0.3%	5.1%	197,596	208,528	5.5%
Other income	6,806	11,471	9,393	-18.1%	38.0%	17,813	20,865	17.1%
Traslations results	-491	552	1,850	235.5%	-477.0%	-637	2,402	-477.0%
Gain (loss) from Grupo Pacifico and Banmedica agreement	5,974	8,388	9,506	13.3%	59.1%	11,996	17,893	49.2%
Income tax	7,763	1,762	2,292	30.1%	-70.5%	15,468	4,054	-73.8%
Income before minority interest	78,708	78,217	69,891	-10.6%	-11.2%	159,851	148,108	-7.3%
Non-controlling interest	9,491	2,026	2,349	16.0%	-75.3%	18,708	4,374	-76.6%
Net income	69,217	76,192	67,542	-11.4%	-2.4%	141,144	143,734	1.8%
Ratios
Ceded	16.1%	14.2%	13.5%	-70 bps	-260 bps	16.9%	13.8%	-310 bps
Loss ratio (1)	59.1%	57.6%	58.7%	110 bps	-40 bps	59.5%	58.1%	-140 bps
Fees + underwriting expenses, net / net earned premiums	30.4%	33.9%	34.3%	40 bps	390 bps	30.0%	34.1%	410 bps
Underwriting results / net earned premiums	10.5%	8.5%	7.1%	-140 bps	-340 bps	10.5%	7.8%	-270 bps
Operating expenses / net earned premiums	21.1%	20.3%	20.4%	10 bps	-70 bps	21.0%	20.4%	-60 bps
ROAE (2)(3)	14.0%	11.3%	10.9%	-40 bps	-310 bps	13.3%	11.1%	-220 bps
Return on written premiums	10.1%	9.8%	8.1%	-170 bps	-200 bps	10.0%	8.9%	-110 bps
Combined ratio of P&C (4)	97.7%	105.1%	102.7%	-240 bps	500 bps	97.0%	103.9%	690 bps

	As of			% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY
Total assets	10,731,442	11,585,825	11,491,618	-0.8%	7.1%
Invesment on securities (5)	7,832,406	8,292,506	8,324,108	0.4%	6.3%
Technical reserves	7,164,208	7,608,970	7,880,089	3.6%	10.0%
Net equity	2,339,600	2,665,814	2,479,023	-7.0%	6.0%

*Financial statements without consolidation adjustments.

(1) Net claims / Net earned premiums.

(2) Includes unrealized gains.

(3) Annualized and average are determined as the average of period beginning and period ending.

(4) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

(5) Excluding investments in real estate.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

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Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Results
Net earned premiums	226,098	240,425	249,216	3.7%	10.2%	457,108	489,641	7.1%
Net claims	-187,669	-194,364	-208,490	7.3%	11.1%	-375,586	-402,854	7.3%
Net fees	-10,464	-10,825	-10,918	0.9%	4.3%	-21,068	-21,743	3.2%
Net underwriting expenses	-2,811	-3,319	-2,956	-10.9%	5.2%	-5,964	-6,275	5.2%
Underwriting result	25,154	31,917	26,852	-15.9%	6.8%	54,489	58,769	7.9%

Net financial income	1,199	1,261	1,169	-7.3%	-2.4%	2,310	2,431	5.2%
Total expenses	-17,740	-19,134	-17,353	-9.3%	-2.2%	-35,047	-36,487	4.1%
Other income	158	189	24	-87.5%	-85.1%	1,072	212	-80.2%
Traslations results	-7	-41	72	-274.7%	-1074.2%	-92	31	-133.8%
Income tax	-2,615	-4,806	-3,555	-26.0%	35.9%	-6,970	-8,361	19.9%

Net income before Medical services	6,147	9,386	7,210	-23.2%	17.3%	15,763	16,596	5.3%

Net income of Medical services	13,343	17,018	19,299	13.4%	44.6%	27,296	36,318	33.1%

Net income	19,490	26,404	26,509	0.4%	36.0%	43,059	52,913	22.9%

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11.8. Prima AFP

	Quarter			% change		YTD		% change
	2Q17	1Q18	2Q18	QoQ	YoY	Jun 17	Jun 18	Jun 18 / Jun 17
Income from commissions	99,346	92,404	98,816	6.9%	-0.5%	202,554	191,221	-5.6%
Administrative and sale expenses	(37,376)	(41,439)	(37,650)	-9.1%	0.7%	-77,021	-79,089	2.7%
Depreciation and amortization	(6,109)	(4,744)	(4,816)	1.5%	-21.2%	-12,130	-9,560	-21.2%
Operating income	55,861	46,221	56,350	21.9%	0.9%	113,403	102,572	-9.6%
Other income and expenses, net (profitability of lace)	(1,355)	4,812	(8,045)	-267.2%	493.9%	-194	-3,233	1563.4%
Income tax	(15,917)	(15,768)	(15,877)	0.7%	-0.3%	-32,976	-31,645	-4.0%
Net income before translation results	38,590	35,265	32,429	-8.0%	-16.0%	80,233	67,694	-15.6%
Translations results	(45)	(8)	(46)	470.3%	3.3%	23	-55	-340.2%
Net income	38,545	35,257	32,383	-8.2%	-16.0%	80,256	67,639	-15.7%
ROAE (1)	30.2%	24.3%	23.0%	-122 pbs	-716 pbs	28.1%	22.5%	-555 pbs

	As of			% change
	Jun 17	Mar 18	Jun 18	QoQ	YoY
Total assets	763,745	925,388	791,528	-14.5%	3.6%
Total liabilities	227,011	381,755	210,632	-44.8%	-7.2%
Net shareholders' equity	536,734	543,633	580,896	6.9%	8.2%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Mar 18	% share	Jun 18	% share
Fund 0	530	1.1%	537	1.1%
Fund 1	5,500	11.0%	5,291	10.8%
Fund 2	36,010	72.2%	35,452	72.7%
Fund 3	7,837	15.7%	7,519	15.4%
Total S/ Millions	49,877	100%	48,798	100%

Source: SBS

Nominal profitability over the last 12 months

	Mar 18 / Mar 17	Jun 18 / Jun 17
Fund 0	4.2%	3.8%
Fund 1	11.2%	4.2%
Fund 2	13.8%	6.9%
Fund 3	15.5%	9.7%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	1Q18	1Q18	1Q18	2Q18	2Q18	2Q18
Affiliates	1,802,184	6,716,325	26.8%	1,907,497	6,813,590	28.0%
New affiliations (1)	115,427	115,427	100.0%	101,038	101,038	100.0%
Funds under management (S/ Millions)	49,877	158,763	31.4%	48,798	156,009	31.3%
Collections (S/ Millions)	932	2,876	32.4%	1,070	3,162	33.8%
Voluntary contributions (S/ Millions)	969	2,142	45.2%	958	2,205	43.5%
RAM (S/ Millions) (2)	2,398	7,437	32.2%	2,563	7,767	33.0%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

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11.9. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments and bonds and subordinated debt.

(3) Does not include Life insurance business.

(4) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

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11.10. Disclosure about the impact of IFRS 9

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”. The new requirements were applied adjusting Credicorp’s consolidated financial statements as of January 1st, 2018, the date of IFRS9 application, without re-stating the information for the year 2017.

With regards to the classification and measurement defined by IFRS 9, the requirements defined three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss. An instrument is classified depending on the objective of its business model, and if the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

The combined application of the tests of the characteristics of the contractual cash flows and business models as of January 1st, 2018 resulted in certain differences when comparing the financial assets classified under IAS 39 with the same financial assets classified under IFRS 9.

Approximately S/ 1,593.4 million of financial assets previously classified as available for sale under IAS 39 have been classified as fair value through profit or loss under IFRS 9. These assets had unrealized gains, which have been reclassified as retained earnings in the statement of changes in net equity.

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model under IAS 39 of credit losses incurred. In order to comply with the new model, it is necessary to classify each asset in one of the following phases of expected credit losses:

•    Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

•    Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

•    Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date

Additionally, for the estimation of the parameters, the current macroeconomic condition is taken into account, as well as the expected macroeconomic conditions, based on three scenarios (base, optimistic and pessimistic), which are weighted to estimate the expected loss.

The application of the new model of impairment produced an increase in the reserve for credit losses. The most significant impacts that were recognized on January 1st, 2018 are the following:

•    An increase of S/320.7 millions in the provision for credit losses and the correspondent deferred income tax of S/ 94.6 million; resulting in a reduction in retained earnings of S/226.1 millions.

•    An increase of S/68.0 millions in the provisions for investments and the correspondent deferred income tax, which is considered non-material, resulting in a reduction in retained earnings.

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, aligning the accounting of the hedging relationships more closely with the risk management activities of an entity.

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For more detail about IFRS 9 implementation in Credicorp, please refer to the note 3(ad)(i) of the consolidated financial statements below:

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2017:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”.

Classification and measurement:

IFRS 9 establishes three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A debt instrument is classified and measured at amortized cost if: a) the objective of the business model is to maintain the financial asset, to collect the contractual cash flows, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

Likewise, a debt instrument is classified and measured at fair value through other comprehensive income if: a) the objective of the business model is to maintain the financial asset, both to collect the contractual cash flows, as well as to sell them, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

All other debt instruments that do not satisfy the above-mentioned conditions must be classified and measured at fair value through profit or loss.

An equity instrument is classified at fair value through profit or loss, unless it is not maintained for trading purposes, in which case, an entity may make an irrevocable choice at its initial recognition, to classify it at fair value through other comprehensive income, without subsequently having to reclassify it to profit or loss.

The combined application of the tests on the characteristics of contractual cash flows and business models as of January 1, 2018, resulted in certain differences when comparing financial assets classified under IAS 39 with financial assets classified under IFRS 9.

Approximately S/1,593.4 million of financial assets previously classified as available for sale under IAS 39, have been classified as investments at fair value through profit or loss under IFRS 9. These financial assets held unrealized gains, which have been reclassified to the item retained earnings of the consolidated statement of changes in equity.

With regard to liabilities, most pre-existing requirements for classification and measurement previously included in IAS 39, have not changed in IFRS 9.

Impairment:

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model “under IAS 39 of credit losses incurred”, and it is expected to result in the early recognition of credit losses.

The financial assets classified or designated at fair value through profit or loss and the capital instruments designated at fair value through other comprehensive income, are not subject to impairment assessment.

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Model of impairment of expected credit losses -

Under IFRS 9, provisions for credit losses will be measured at each reporting date, following a three phase model of expected credit losses:

•    Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

•    Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

•    Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The reserves for credit losses of Phase 1 and Phase 2 effectively replace the general reserve determined for loans not yet identified as impaired under IAS 39, although the reserves for credit losses of Phase 3 effectively replace the general reserves determined for impaired loans.

Measurement -

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects, all according to the new regulation.

The fundamental difference between the credit loss considered as Phase 1 and Phase 2 is the horizon of PD. The estimates of Phase 1 use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and it considers the effect of the significant increase in the risk. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE” from its initials in English), given the situation of the collection process of each asset.

The above method applies to all the portfolios, with the exception of some portfolios of reduced materiality and of which there is insufficient historical depth and/or loss experience.

In these cases, simplified approaches will be applied, based on the reality of each portfolio and with reasonable supported and documented criteria.

Changes from one phase to another -

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant impairment” on the reporting date in comparison with the origination date. In this sense, the definition used considers the following criteria:

-   An account is classified in phase 2 if it has been more than N days in arrears.

-   Risk thresholds have been established based on the internal models and on relative thresholds of differences (by portfolio and risk level) in which the instrument originated.

-   The follow up, warning and monitoring systems of the risk portfolios which depend on the current risk policy in Wholesale and Retail Banking, are integrated.

Additionally, all those accounts which are classified as in default at the reporting date are considered as phase 3. The evaluations of significant risk increase, and credit impairment are carried out independently at each reporting date. Assets can move in both directions from one phase to another.

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Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as forecasts of future economic events and conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, macroeconomic variables were included which vary between portfolios. These forecasts are for a three-year period and, additionally, there is a long-term forecast.

The estimation of the expected loss for phases 1, 2 and 3 will be a weighted estimate which considers three future macroeconomic scenarios. The basic, optimistic and pessimistic scenarios are based on macroeconomic forecasts provided by the in-house economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be pointed out that the scenario design is adjusted at least once a year and this can be done more frequently if the conditions of the environment require it.

Expected life -

For the instruments in Phase 2 or 3, the reserves for losses will cover the expected credit losses during the lifetime of the instrument. For most of the instruments, the expected lifetime is limited to the remaining life of the product, adjusted for expected future payments. In the case of revolving products, an analysis was made in order to determine what would be the expected period of life.

The application of the new impairment model generated increases in the reserve for credit losses under the new requirements. Below we present the most significant impacts that were recognized on January 1, 2018:

-   Increase in the allowance for loan losses for S/320.7 million and its corresponding deferred income tax for S/94.6 million; resulting in a reduction in the retained earnings of S/226.1 million.

-   Increase in the provision for investments for S/68.1 million and its corresponding deferred income tax, which was immaterial, resulting in a reduction in the retained earnings.

Hedging accounting:

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, align the accounting of the hedging relationships more closely with the risk management activities of an entity and permit hedging accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedging accounting.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The new classification, measurement and impairment requirements will be applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information of the comparative period.

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